SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2002

JAMES HARDIE INDUSTRIES N.V.

4th Level, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: August 15, 2002

D E Cameron
Managing Director

Exhibit Index

Exhibit No.	Description
99.1	James Hardie Industries NV ASX Report for the quarter ended 30 June 2002
99.2	Financial Report as at 30 June 2002
99.3	Announcement of 1st quarter results
99.4	Management Discussion and Analysis for 1st quarter ended 30 June 2002
99.5	Copies of slides presented at media and analysts briefings
99.6	Announcement of expansion of USA Fibre Cement capacity
99.7	Copy of a presentation entitled "Asian Roadshow - Unique technology Driving High Growth", August 2002, made in Asia in the week ended 22 August 2002

James Hardie

asx report

James Hardie Industries N.V.

ARBN 097 829 895

ASX Report

30 June 2002

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of financial performance

		Current period 30 Jun 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	Current period 30 Jun 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
1.1	Revenues from ordinary activities	200.2	148.6	363.1	289.4
1.2	Expenses from ordinary activities	(164.0)	(138.5)	(297.6)	(269.7)
1.3	Borrowing costs	(2.9)	(5.3)	(5.3)	(10.3)
1.4	Share of net profits (losses) of associates and joint venture entities	-	-	-	-
1.5	**Profit (loss) from continuing, ordinary activities before tax**	33.3	4.8	60.2	9.4
1.6	Income tax on ordinary activities	(10.3)	(1.2)	(18.7)	(2.3)
1.7a	**Profit (loss) from continuing, ordinary activities after tax**	23.0	3.6	41.5	7.1
1.7b	Profit (loss) from ordinary activities of discontinued operations after tax	52.9	(4.5)	96.0	(8.7)
1.7c	**Profit (loss) from ordinary activities after tax**	75.9	(0.9)	137.5	(1.6)
1.8a	Profit (loss) from extraordinary items after tax	-	-	-	-
1.8b	Cumulative effect of a change in accounting principle after tax	-	-	-	-
1.9	**Net profit (loss)**	75.9	(0.9)	137.5	(1.6)
1.10	Net profit (loss) attributable to outside equity interests	-	-	-	-
1.11	**Net profit (loss) for the period attributable to members**	75.9	(0.9)	137.5	(1.6)

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognized in equity	17.1	(5.5)
1.14a	Stock options exercised	1.9	-
1.14b	Stock compensation	1.0	1.3
1.14c	Employee loans	(0.1)	1.7
1.14d	Unrealised transition loss on derivative instruments classified as cash flow hedges	-	(4.9)
1.14e	Amortization of unrealised transition loss on derivative instruments	0.3	0.3
1.14f	Net unrealised gains on available-for-sale securities	-	1.2
1.15	Provisions	-	-
1.16	Total transactions and adjustments recognized directly in equity (items 1.12 to 1.15)	20.2	(5.9)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	96.1	(6.8)

Earnings per security (EPS)

1.18	Basic EPS	0.17	-
1.19	Diluted EPS	0.17	-

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of financial position

		At end of current period 30 Jun 02 US$ million	As shown in last annual report 31 Mar 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	At end of current period 30 Jun 02 A$ million	As shown in last annual report 31 Mar 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
	Current assets						
4.1	Cash	307.3	31.1	14.8	545.2	58.5	29.2
4.2	Receivables	87.8	80.3	89.3	155.8	151.0	176.2
4.3	Investments	-	-	-	-	-	-
4.4	Inventories	50.8	65.4	67.8	90.1	123.0	133.8
4.5	Tax assets	16.0	32.5	51.5	28.4	61.1	101.6
4.6a	Other - prepayments	8.2	7.2	6.7	14.5	13.5	13.2
4.6b	Other - net current assets of discontinued operations	-	21.6	12.4	-	40.6	24.5
4.7	**Total current assets**	470.1	238.1	242.5	834.0	447.7	478.5
	Non-current assets						
4.8	Receivables	5.5	5.5	11.5	9.8	10.3	22.7
4.9	Investments (equity accounted)	-	-	-	-	-	-
4.10	Other investments	6.7	6.7	7.6	11.9	12.6	15.0
4.11	Inventories	-	-	-	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-	-	-	-
4.13	Development properties (mining entities)	-	-	-	-	-	-
4.14	Property, plant, equipment (net)	456.7	451.0	411.3	810.3	848.2	811.7
4.15	Intangibles (net)	3.4	3.6	3.1	6.0	6.8	6.1
4.16	Tax assets	5.3	5.5	5.5	9.4	10.3	10.9
4.17a	Other - prepaid pension	9.5	8.9	8.9	16.9	16.7	17.6
4.17b	Other - net non-current assets of discontinued operations	-	194.2	246.3	-	365.3	486.1
4.18	**Total non-current assets**	487.1	675.4	694.2	864.3	1,270.2	1,370.1
4.19	**Total assets**	957.2	913.5	936.7	1,698.3	1,717.9	1,848.6
	Current liabilities						
4.20a	Payables	60.8	59.7	59.3	107.9	112.3	117.0
4.20b	Book overdraft	8.4	-	2.9	14.9	-	5.7
4.21	Interest bearing liabilities	5.3	4.9	91.8	9.4	9.2	181.2
4.22	Tax liabilities	47.2	18.2	3.2	83.7	34.2	6.3
4.23	Provisions exc. tax liabilities	31.1	40.3	26.1	55.1	75.8	51.5
4.24	Other - net current liabilities of discontinued operations	-	-	-	-	-	-
4.25	**Total current liabilities**	152.8	123.1	183.3	271.0	231.5	361.7
	Non-current liabilities						
4.26	Payables	-	-	-	-	-	-
4.27	Interest bearing liabilities	225.0	325.0	361.8	399.2	611.3	714.0
4.28	Tax liabilities	36.0	23.0	68.9	63.9	43.3	136.0
4.29a	Provisions exc. tax liabilities	23.7	21.8	17.6	42.1	41.0	34.7
4.29b	Liability to Medical Research & Compensation Foundation	53.2	50.2	51.1	94.4	94.4	100.9
4.30	Other - net non-current liabilities - discontinued	-	-	-	-	-	-
4.31	**Total non-current liabilities**	337.9	420.0	499.4	599.6	790.0	985.6
4.32	**Total liabilities**	490.7	543.1	682.7	870.6	1,021.5	1,347.3
4.33	**Net assets**	466.5	370.4	254.0	827.7	696.4	501.3
	Equity						
4.34	Capital/contributed equity	534.4	531.5	438.3			
4.35a	Accumulated other comprehensive income (loss)	(44.1)	(61.5)	(53.1)			
4.35b	Employee loans	(4.9)	(4.8)	(6.2)			
4.36	Retained profits (Accumulated losses)	(18.9)	(94.8)	(125.0)			
4.37	**Equity attributable to members of the parent entity**	466.5	370.4	254.0			
4.38	Outside equity interests in controlled entities	-	-	-			
4.39	**Total equity**	466.5	370.4	254.0			
4.40	Preference capital included as part of 4.37	-	-	-			

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of cash flows

		Current period 30 Jun 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	Current period 30 Jun 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
	Cash flows related to operating activities				
7.1a	Net Income	75.9	(0.9)	137.5	(1.6)
7.2a	(Gain)/Loss on disposal of subsidiaries and business	(51.3)	-	(93.1)	-
7.3a	(Gain)/Loss on disposal of investments and negotiable	-	-	-	-
7.5a	Depreciation and amortization	8.1	10.1	14.7	19.7
7.6a	Deferred income taxes	(1.4)	(2.7)	(2.5)	(5.3)
7.7a	Prepaid Pensions	(0.1)	(0.2)	(0.2)	(0.4)
7.8a	Other	1.0	2.9	1.8	5.6
	Changes in operating assets/liabilities				
7.8b	Accounts receivable, prepaids, and other current assets	(13.8)	(49.8)	(25.0)	(97.0)
7.8c	Inventories	13.2	5.6	23.9	10.9
7.8d	Accounts payable,accrued liabilities and other liabilities	3.5	(3.2)	6.3	(6.2)
7.9	**Net operating cash flows**	35.1	(38.2)	63.4	(74.3)
	Cash flows related to investing activities				
7.10	Payment for purchases of property, plant and equipment	(8.3)	(26.5)	(15.1)	(51.6)
7.11	Proceeds from sale of property, plant and equipment	-	0.1	-	0.2
7.12	Payment for purchases of equity investments and businesses	-	-	-	-
7.13	Proceeds from sale of equity investments and businesses	334.4	2.7	606.6	5.3
7.14	Loans to other entities/Sale of Investments	-	-	-	-
7.15	Loans repaid by other entities	-	2.1	-	4.1
7.16	Other (Cash transferred and costs of Medical Research Foundation)	-	-	-	-
7.17	**Net investing cash flows**	326.1	(21.6)	591.5	(42.0)
	Cash flows related to financing activities				
7.18	Proceeds from issues of securities (shares, options, etc)	1.9	-	3.4	-
7.19	Proceeds from borrowings	11.5	26.3	20.9	51.2
7.20	Repayment of borrowings	(100.0)	(9.9)	(181.4)	(19.3)
7.21	Dividends paid	-	(20.2)	-	(39.3)
7.22	Other - Repayments of capital	-	-	-	-
7.23	**Net financing cash flows**	(86.6)	(3.8)	(157.1)	(7.4)
7.24	**Net increase (decrease) in cash held**	274.6	(63.6)	497.8	(123.7)
7.25	Cash at beginning of period	31.1	75.1	58.5	153.3
7.26	Exchange rate adjustments	1.6	3.3	(11.1)	(0.4)
7.27	**Cash at end of period**	307.3	14.8	545.2	29.2

JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ million

	Sales		Profit/(loss) before tax and abnormals		Total Assets	
	3 mths 30.06.02	3 mths 30.06.01	3 mths 30.06.02	3 mths 30.06.01	30.06.02	31.03.02
Industry segments						
USA Fibre Cement	152.5	111.2	38.8	24.2	408.4	420.3
Asia Pacific Fibre Cement	46.3	36.6	8.3	3.3	154.6	147.6
Research & Development	-	-	(2.5)	(2.6)	-	-
Other Fibre Cement	1.4	0.6	(2.2)	(2.5)	44.7	45.5
Segments total	200.2	148.4	42.4	22.4	607.7	613.4
General Corporate	-	0.2	(6.5)	(11.1)	349.5	84.3
Interest	-	-	(2.9)	(5.3)	-	-
Other income (expense)	-	-	0.3	(1.2)	-	-
Worldwide total from continuing operations	200.2	148.6	33.3	4.8	957.2	697.7
Discontinued operations					-	215.8
Worldwide total					957.2	913.5

	Sales		Total Assets	
	3 mths 30.06.02	3 mths 30.06.01	30.06.02	31.03.02
Geographic segments				
United States	153.2	111.6	443.6	456.0
Australia	28.7	23.3	85.0	80.6
New Zealand	12.9	9.1	27.3	24.7
Other Countries	5.4	4.4	51.8	52.1
Segments total	200.2	148.4	607.7	613.4
General Corporate	-	0.2	349.5	84.3
Worldwide total from continuing operations	200.2	148.6	957.2	697.7
Discontinued operations			-	215.8
Worldwide total			957.2	913.5

Compilation of segmental information

James Hardie's operations are organised into the following four segments: (1) USA Fibre Cement, which manufactures and sells fibre cement flat sheet products in the United States; (2) Asia Pacific Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Research and Development, which includes the research and development centre in Sydney, Australia; and (4) Other Fibre Cement, which includes the fibre reinforced cement pipes operations in the United States and the Chile fibre cement operations.

Research and development assets are included in the Asia Pacific Fibre Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

Comments by directors

Basis of accounting preparation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHINV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The profit and loss account, assets, liabilities and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$):

	31 March	30 June	
	2002	2001	2002
Assets and liabilities	1.8808	1.9736	1.7743
Profit and loss account	n/a	1.9477	1.8139
Statement of cash flows - beginning cash	n/a	2.0408	1.8808
Statement of cash flows - ending cash	n/a	1.9736	1.7743
Statement of cash flows - current period movements	n/a	1.9477	1.8139

Other matters

On 13 March 2002, the Company announced that it had signed agreements to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April 2002 through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $30.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

Since the end of the period the Directors are not aware of any matter or circumstance not otherwise reported that has significantly or may significantly affect the operations of James Hardie, the results of those operations or the state of affairs of James Hardie in subsequent financial periods.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used | US GAAP

2 This report does give a true and fair view of the matters disclosed.

3 This quarterly report is not intended to be a report prepared to satisfy the requirements of the Corporations Law 2001. A formal report has therefore not been prepared.

4 The entity has a formally constituted audit committee.

Sign here: .... Date: 15-Aug-02
(Chief Executive Officer)

Print name: PETER MACDONALD

James Hardie

financial report

James Hardie Industries N.V.

and

Subsidiaries

30 June 2002

INDEX

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US Dollars)		(Millions of Australian Dollars)	
	31 March 2002	30 June 2002	31 March 2002	30 June 2002
ASSETS		(Unaudited)	(Unaudited)	(Unaudited)
Current assets:				
Cash and cash equivalents	$ 31.1	$ 307.3	A$ 58.5	A$ 545.2
Accounts and notes receivable, net of allowance for doubtful accounts of $0.7 million (A$1.3 million) and $0.8 million (A$1.4 million) as of 31 March and 30 June 2002, respectively	80.3	87.8	151.0	155.8
Inventories	65.4	50.8	123.0	90.1
Refundable income taxes	9.9	-	18.6	-
Prepaid expenses and other current assets	7.2	8.2	13.5	14.5
Deferred tax assets	22.6	16.0	42.5	28.4
Net current assets - discontinued operations	21.6	-	40.6	-
Total current assets	238.1	470.1	447.7	834.0
Long-term receivables	5.5	5.5	10.3	9.8
Investments	6.7	6.7	12.6	11.9
Property, plant and equipment, net	451.0	456.7	848.2	810.3
Intangible assets, net	3.6	3.4	6.8	6.0
Prepaid pension cost	8.9	9.5	16.7	16.9
Deferred tax assets	5.5	5.3	10.3	9.4
Net non-current assets - discontinued operations	194.2	-	365.3	-
Total assets	$ 913.5	$ 957.2	A$ 1,717.9	A$ 1,698.3
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 59.7	$ 60.8	A$ 112.3	A$ 107.9
Book overdrafts	-	8.4	-	14.9
Short-term debt	4.9	5.3	9.2	9.4
Accrued payroll and employee benefits	25.7	16.8	48.3	29.8
Accrued product warranties	8.7	8.7	16.4	15.4
Income taxes payable	18.2	47.2	34.2	83.7
Other liabilities	5.9	5.6	11.1	9.9
Total current liabilities	123.1	152.8	231.5	271.0
Long-term debt	325.0	225.0	611.3	399.2
Deferred tax liabilities	23.0	36.0	43.3	63.9
Liability to Medical Research and Compensation Foundation	50.2	53.2	94.4	94.4
Other liabilities	21.8	23.7	41.0	42.1
Total liabilities	543.1	490.7	A$ 1,021.5	A$ 870.6
Commitments and contingencies (Note 8)	-	-	-	-
Shareholders' equity:				
Common stock, Euro dollar 0.50 par value, 2.0 billion shares authorized; 455,438,519 shares and 456,378,834 shares issued and outstanding at 31 March and 30 June 2002, respectively	205.4	205.8		
Additional paid-in capital	326.1	328.6		
Accumulated deficit	(94.8)	(18.9)		
Employee loans	(4.8)	(4.9)		
Accumulated other comprehensive loss	(61.5)	(44.1)		
Total shareholders' equity	370.4	466.5		
Total liabilities and shareholders' equity	$ 913.5	$ 957.2		

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of US Dollars, except per share data)
(Unaudited)

	Three Months Ended 30 June	
	2001	2002
Net sales	$ 148.6	$ 200.2
Cost of goods sold	(102.8)	(129.1)
Gross profit	45.8	71.1
Selling, general and administrative expenses	(28.3)	(31.2)
Research and development expenses	(4.2)	(4.0)
Restructuring and other operating expenses	(2.0)	-
Operating profit	11.3	35.9
Interest expense	(5.9)	(4.0)
Interest income	0.6	1.1
Other income (expense), net	(1.2)	0.3
Income from continuing operations before income taxes	4.8	33.3
Income tax expense	(1.2)	(10.3)
Income from continuing operations	3.6	23.0
Discontinued operations:		
Loss from discontinued operations, net of income tax benefit of $3.7 million for the three months ended 30 June 2001	(4.8)	-
Gain on disposal of discontinued operations, net of income tax expense of $0.1 million and $30.1 million for the three months ended 30 June 2001 and 2002, respectively	0.3	52.9
Income (loss) from discontinued operations	(4.5)	52.9
Net income (loss)	$ (0.9)	$ 75.9
Income (loss) per share - basic:		
Income from continuing operations	$ 0.01	$ 0.05
Income (loss) from discontinued operations	(0.01)	0.12
Net income per share - basic	$ -	$ 0.17
Income (loss) per share - diluted:		
Income from continuing operations	$ 0.01	$ 0.05
Income (loss) from discontinued operations	(0.01)	0.12
Net income per share - diluted	$ -	$ 0.17
Weighted average common shares outstanding (in millions):		
Basic	415.8	455.8
Diluted	415.8	458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of Australian Dollars, except per share data)
(Unaudited)

	Three Months Ended 30 June	
	2001	2002
Net sales	A$ 289.4	A$ 363.1
Cost of goods sold	(200.2)	(234.2)
Gross profit	89.2	128.9
Selling, general and administrative expenses	(55.1)	(56.6)
Research and development expenses	(8.2)	(7.3)
Restructuring and other operating expenses	(3.9)	-
Operating profit	22.0	65.0
Interest expense	(11.5)	(7.3)
Interest income	1.2	2.0
Other income (expense), net	(2.3)	0.5
Income from continuing operations before income taxes	9.4	60.2
Income tax expense	(2.3)	(18.7)
Income from continuing operations	7.1	41.5
Discontinued operations:		
Loss from discontinued operations, net of income tax benefit of A$7.2 million for the three months ended 30 June 2001	(9.3)	-
Gain on disposal of discontinued operations, net of income tax expense of A$0.2 million and A$54.6 million for the three months ended 30 June 2001 and 2002, respectively	0.6	96.0
Income (loss) from discontinued operations	(8.7)	96.0
Net income (loss)	A$ (1.6)	A$ 137.5
Income (loss) per share - basic:		
Income from continuing operations	A$ 0.02	A$ 0.09
Income (loss) from discontinued operations	(0.02)	0.21
Net income per share - basic	A$ -	A$ 0.30
Income (loss) per share - diluted:		
Income from continuing operations	A$ 0.02	A$ 0.09
Income (loss) from discontinued operations	(0.02)	0.21
Net income per share - diluted	A$ -	A$ 0.30
Weighted average common shares outstanding (in millions):		
Basic	415.8	455.8
Diluted	415.8	458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of US Dollars)
(Unaudited)

	Three Months Ended 30 June	
	2001	2002
Cash flows from operating activities:		
Net income (loss)	$ (0.9)	$ 75.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain on disposal of subsidiaries and businesses	-	(51.3)
Depreciation and amortisation	10.1	8.1
Deferred income taxes	(2.7)	(1.4)
Prepaid pension cost	(0.2)	(0.1)
Other	2.9	1.0
Changes in operating assets and liabilities:		
Accounts receivable, prepaids and other current assets	(49.8)	(13.8)
Inventories	5.6	13.2
Accounts payable, accrued liabilities and other liabilities	(3.2)	3.5
Net cash provided by (used in) operating activities	(38.2)	35.1
Cash flows from investing activities:		
Purchases of property, plant and equipment	(26.5)	(8.3)
Proceeds from sale of property, plant and equipment	0.1	-
Disposal of subsidiaries and businesses	-	334.4
Proceeds from sale and maturity of investments	2.7	-
Loans repaid by other entities	2.1	-
Net cash provided by (used in) investing activities	(21.6)	326.1
Cash flows from financing activities:		
Proceeds from borrowings	26.3	11.5
Repayments of borrowings	(9.9)	(100.0)
Proceeds from issuance of shares	-	1.9
Dividends paid	(20.2)	-
Net cash used in financing activities	(3.8)	(86.6)
Effects of exchange rate changes on cash	3.3	1.6
Net increase (decrease) in cash and cash equivalents	(60.3)	276.2
Cash and cash equivalents at beginning of period	75.1	31.1
Cash and cash equivalents at end of period	14.8	307.3
Components of cash and cash equivalents:		
Cash at bank and on hand	4.8	14.8
Deposits	10.0	292.5
Cash and cash equivalents at end of period	$ 14.8	$ 307.3

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of Australian Dollars)
(Unaudited)

	Three Months Ended 30 June 2001	Three Months Ended 30 June 2002
Cash flows from operating activities:		
Net income (loss)	A$ (1.6)	A$ 137.5
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain on disposal of subsidiaries and businesses	-	(93.1)
Depreciation and amortisation	19.7	14.7
Deferred income taxes	(5.3)	(2.5)
Prepaid pension cost	(0.4)	(0.2)
Other	5.6	1.8
Changes in operating assets and liabilities:		
Accounts receivable, prepaids and other current assets	(97.0)	(25.0)
Inventories	10.9	23.9
Accounts payable, accrued liabilities and other liabilities	(6.2)	6.3
Net cash provided by (used in) operating activities	(74.3)	63.4
Cash flows from investing activities:		
Purchases of property, plant and equipment	(51.6)	(15.1)
Proceeds from sale of property, plant and equipment	0.2	-
Disposal of subsidiaries and businesses	-	606.6
Proceeds from sale and maturity of investments	5.3	-
Loans repaid by other entities	4.1	-
Net cash provided by (used in) investing activities	(42.0)	591.5
Cash flows from financing activities:		
Proceeds from borrowings	51.2	20.9
Repayments of borrowings	(19.3)	(181.4)
Proceeds from issuance of shares	-	3.4
Dividends paid	(39.3)	-
Net cash used in financing activities	(7.4)	(157.1)
Effects of exchange rate changes on cash	(0.4)	(11.1)
Net increase (decrease) in cash and cash equivalents	(124.1)	486.7
Cash and cash equivalents at beginning of period	153.3	58.5
Cash and cash equivalents at end of period	29.2	545.2
Components of cash and cash equivalents:		
Cash at bank and on hand	9.5	26.3
Deposits	19.7	518.9
Cash and cash equivalents at end of period	A$ 29.2	A$ 545.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Millions of US Dollars)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2002	$ 205.4	$ 326.1	$ (94.8)	$ (4.8)	$ (61.5)	$ 370.4
Comprehensive income (loss):						
Net income	-	-	75.9	-	-	75.9
Other comprehensive income:						
Amortisation of unrealised transition loss on derivative instruments	-	-	-	-	0.3	0.3
Foreign currency translation gain	-	-	-	-	17.1	17.1
Other comprehensive income	-	-	-	-	17.4	17.4
Total comprehensive income						93.3
Stock compensation	-	1.0	-	-	-	1.0
Employee loans	-	-	-	(0.1)	-	(0.1)
Stock options exercised	0.4	1.5	-	-	-	1.9
Balances as of 30 June 2002	$ 205.8	$ 328.6	$ (18.9)	$ (4.9)	$ (44.1)	$ 466.5

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

1. Background and Basis of Presentation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie," unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 31 March and 30 June 2002 and the results of operations for the three months ended 30 June 2001 and 2002, and cash flows for the three months ended 30 June 2001 and 2002. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2002. The results of operations for the three months ended 30 June 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2003.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 March	30 June	
	2002	2001	2002
Assets and liabilities	1.8808	n/a	1.7743
Income statement	n/a	1.9477	1.8139
Cash flows - beginning cash	n/a	2.0408	1.8808
Cash flows - ending cash	n/a	1.9736	1.7743
Cash flows - current period movements	n/a	1.9477	1.8139

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Options to purchase 0.2 million shares for the quarter ended 30 June 2001 were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would be antidilutive.

Recent Accounting Pronouncements

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The Company is in the process of determining the impact that adoption of this Standard will have on its consolidated financial statements, if any, and will complete this assessment by 30 September 2002. As the goodwill amortisation expense from continuing businesses was immaterial for the quarter ended 30 June 2001, the Company's selling, general and administrative expenses for the current quarter ended 30 June 2002 were not affected due to the discontinuance of goodwill amortisation required by this standard.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based upon the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realisable value or include amounts for operating losses that have not yet occurred. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of this standard had no material impact on the Company's consolidated financial statements.

3. Inventories

Inventories consist of the following components (in millions of US dollars):

	31 March 2002	30 June 2002
Raw materials and supplies	$ 22.1	$ 17.7
Work-in-process	4.1	4.6
Finished goods	39.2	28.5
Contracts-in-progress less advance billings	-	-
Total inventories	$ 65.4	$ 50.8

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $2.9 million and $2.4 million as of 31 March and 30 June 2002, respectively.

4. Restructuring and Other Operating Expenses and Other (Expense) Income, Net

For the three months ended 30 June 2001, the Company incurred other operating expenses of $2.0 million for the decrease in the fair market value of the derivative pulp contract.

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities, from 1 April 2002 to 30 June 2002 (in millions of US dollars):

Type of Cost	1 April 2002 Balance	Additions	Deductions	30 June 2002 Balance
Employee terminations	$ 0.9	$ -	$ (0.1)	$ 0.8
Surplus lease space	2.1	0.1	(0.5)	1.7
Total	$ 3.0	$ 0.1	$ (0.6)	$ 2.5

Additions reflect foreign currency movements and deductions reflect cash payments.

Other income (expense), net consists of investment income (expense) of ($1.2) million and $0.3 million for the three months ended 30 June 2001 and 2002, respectively.

5. Discontinued Operations

Gypsum

On 13 March 2002, the Company announced that it had signed agreements to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $30.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment. During the first quarter of fiscal year 2002, the total estimated operating losses from 15 August 2000 to the final disposal date were reduced by $0.3 million.

The following are the results of operations of discontinued businesses (in millions of US dollars):

	30 June	
	2001	2002
Gypsum		
Net sales	54.7	-
Loss before income tax benefit	(8.5)	-
Income tax benefit	3.7	-
Net loss	(4.8)	-
Gain on disposal, net of income taxes	0.3	52.9
Income (loss) from discontinued operations	$ (4.5)	$ 52.9

6. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centre in Sydney, Australia. Other Fibre Cement includes the manufacture and sale of fibre cement products in Chile and the manufacture and sale of fibre reinforced cement pipes in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information (in millions of US dollars):

	Net Sales to Customers Three Months Ended 30 June	
	2001	2002
USA Fibre Cement	$ 111.2	$ 152.5
Asia Pacific Fibre Cement	36.6	46.3
Other Fibre Cement	0.6	1.4
Segments total	148.4	200.2
General Corporate	0.2	-
Worldwide total from continuing operations	$ 148.6	$ 200.2

	Income (Loss) from Continuing Operations Three Months Ended 30 June	
	2001	2002
USA Fibre Cement	$ 24.2	$ 38.8
Asia Pacific Fibre Cement	3.3	8.3
Research and Development	(2.6)	(2.5)
Other Fibre Cement	(2.5)	(2.2)
Segments total	22.4	42.4
General Corporate	(11.1)	(6.5)
Total operating profit	11.3	35.9
Net interest expense	(5.3)	(2.9)
Other income (expense), net	(1.2)	0.3
Worldwide total from continuing operations	$ 4.8	$ 33.3

	Total Identifiable Assets	
	31 March 2002	30 June 2002
USA Fibre Cement	$ 420.3	$ 408.4
Asia Pacific Fibre Cement	147.6	154.6
Other Fibre Cement	45.5	44.7
Segments total	613.4	607.7
General Corporate	84.3	349.5
Discontinued operations	215.8	-
Worldwide total	$ 913.5	$ 957.2

Geographic Areas

	Net Sales to Customers Three Months Ended 30 June	
	2001	2002
United States	$ 111.6	$ 153.2
Australia	23.3	28.7
New Zealand	9.1	12.9
Other Countries	4.4	5.4
Segments total	148.4	200.2
General Corporate	0.2	-
Worldwide total from continuing operations	$ 148.6	$ 200.2

	Total Identifiable Assets 31 March 2002	Total Identifiable Assets 30 June 2002
United States	$ 456.0	$ 443.6
Australia	80.6	85.0
New Zealand	24.7	27.3
Other Countries	52.1	51.8
Segments total	613.4	607.7
General Corporate	84.3	349.5
Discontinued operations	215.8	-
Worldwide total	$ 913.5	$ 957.2

7. Comprehensive Income (Loss)

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the balance sheet (in millions of US dollars):

	31 March 2002	30 June 2002
Net unrealised gain on available-for-sale securities	$ 0.1	$ 0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	1.1	1.4
Foreign currency losses on translation of foreign subsidiaries	(57.8)	(40.7)
Total accumulated other comprehensive loss	$ (61.5)	$ (44.1)

8. Commitments and Contingencies

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine in Las Vegas, Nevada to a developer for approximately $50.0 million. The carrying value of the mine at 30 June 2002 is $0.7 million. The sale of the mine is subject to certain conditions, including completion of planning and regulatory approvals, which may take approximately two years to obtain. The sale will be recognised when all conditions have been met.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as "we," "us," or "our," the term "NZ$" refers to New Zealand dollars and the term "PHP" refers to Philippine pesos.

This document contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward-looking statements should not be regarded as a representation that the objectives or plans described will be realised.

Three Months Ended 30 June 2002 Compared to Three Months Ended 30 June 2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 35% compared to the same quarter of the previous year from $148.6 million to $200.2 million. Net sales from USA Fibre Cement increased 37% from $111.2 million to $152.5 million due to continuing growth in sales volumes. Net sales from Asia Pacific Fibre Cement increased 27% from $36.6 million to $46.3 million due to higher sales volumes. Net sales from Other Fibre Cement increased 75% from $0.8 million to $1.4 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement Sales

Sales revenue increased 37% from $111.2 million to $152.5 million. Sales volume increased 39% from 244.0 million square feet to 339.8 million square feet. The increase was due to the continued strong growth in demand for fibre cement as awareness of the product's attributes continues to increase among builders, distributors and homeowners, and the inclusion of sales from the Cemplank operations acquired in December 2001. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country. A new marketing campaign, "Why Settle For Vinyl," has generated a strong, positive response from customers and sales of The Colorplus™ Collection, a new range of pre-painted products that compete directly with vinyl products, continued to help deliver growth in the northern region. Trading conditions were also favourable with consumer confidence remaining at relatively high levels due mainly to further cuts to low mortgage rates. There is generally a 3-6 month lag between the start of house construction and the sale of our products. New starts in the previous quarter were up 7% from the same period the year before and this helped drive the strong sales results in the first quarter of the current fiscal year. Strong demand for Hardibacker 500™, our ½ inch backerboard using proprietary G2 technology, resulted in further market share growth in the interior cement board market. Sales of Hardibacker 500™ increased significantly compared to the same quarter of the previous year. Sales also increased markedly for Harditrim™, soffits and Heritage® panels. The average selling price decreased 2% compared to the same quarter of the previous year from $456 per thousand square feet to $449 per thousand square feet. The decrease was due to the inclusion of sales from our Cemplank operations that historically have been at lower selling prices than those achieved by our company. However, the average selling price increased $7 compared to the fourth quarter of fiscal 2002 due to the implementation of a price increase for nearly all products in most markets and because of the increased proportion of sales of higher-priced differentiated products. The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, we announced plans to expand the plant at Waxahachie to help meet growing demand.

Asia Pacific Fibre Cement Sales

Sales revenue for this segment increased 27% from $36.6 million to $46.3 million. Sales volume increased 17% from 74.7 million square feet to 87.4 million square feet.

Australia Fibre Cement Sales

Sales revenue increased 24% from $23.2 million to $28.7 million. In local currency, the increase was 15%. The growth in sales revenue was due to a 17% increase in sales volume from 50.9 million square feet to 59.5 million square feet. This was partially offset by a 2% decrease in the average selling price of FRC Pipes. Demand for new residential housing remained at high levels buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyers Scheme. There is generally a 3-6 month lag between the start of house construction and the sale of our products. The strong sales results in the quarter were helped by a significant increase in new housing starts in the previous quarter, compared to the same periods of the previous year. The robust trading conditions led to higher sales for most products in most market segments. During the quarter, CMX™, a lightweight cladding material that emulates the look and finish of rendered masonry, was launched in NSW. CMX™ has been launched successfully in other states and customer response has continued to be very positive.

New Zealand Fibre Cement Sales

Sales revenue increased 42% from $9.1 million to $12.9 million due to an increase in sales volume and higher selling prices. In local currency, sales revenue increased 27%. Sales volume increased 22% from 8.7 million square feet to 10.6 million square feet due to an improvement in residential building activity, which led to stronger demand. Average selling prices increased 2% due to a price increase that became effective in August 2001. Improved consumer confidence fuelled by low interest rates, high inflation in house selling prices and a stronger economy contributed to the higher level of residential building activity. Residential construction for the six months to May 2002 was up 22% compared to the same period last year. There has been a positive response from consumers to Linea®, a new weatherboard cladding system that was launched in March 2002. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Customer feedback supports our forecasted growth targets for the product.

Philippines Fibre Cement Sales

Sales revenue increased 12% from $4.2 million to $4.7 million. In local currency, sales revenue increased 10%. This was due to higher sales volumes as a result of stronger domestic demand. Sales volume increased 15% compared to the same quarter of the previous year from 15.1 million square feet to 17.3 million square feet due to the introduction of new products and increased demand from a stronger domestic market supported by more stable economic and political conditions. We continued to penetrate the domestic building boards market, taking further share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in ceiling and internal wall applications. The average net selling price decreased 4% compared to the same quarter of the previous year due to the impact of competitor pricing strategies in export markets.

Other Fibre Cement Sales

Chile Fibre Cement Sales

Our Chilean operation began commercial production in March 2001 and has successfully captured around 20% of the market for sales of fibre cement flat sheet. Highly competitive market conditions and aggressive pricing strategies continued during the quarter resulting in average selling prices falling compared to the same quarter of the previous year. Sales volumes have steadily increased since the business commenced due to growing demand for EconoBoard™, which is targeted to builders of small scale homes and additions, and the DIY market, distributed through retail stores, and Duraboard™, which is targeted to larger scale builders working mainly in the social housing sector. Demand for fibre cement in the Chilean market was relatively weak during the quarter due to reduced seasonal activity as the country moved into winter, and the negative economic impact of instability in neighbouring Latin American countries. New proprietary technology was installed at our plant in Santiago during the quarter and we began manufacturing textured panels and planks for the Chilean market. Sales of these products will commence in the second quarter of the current year.

USA FRC Pipes Sales

Our FRC Pipes business continued to penetrate the south-east market and operational efficiency in manufacturing improved further during the quarter. Sales volumes have continued to build since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. During the quarter, 36" drainage pipes were launched enabling us to compete for an increased number of construction projects in the southeastern market. The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction. The average net selling price decreased compared to the same quarter of the previous year due to competitive market conditions and our use of aggressive pricing strategies. Progress on regulatory approvals continued. Approvals to use our product have now been received by counties that incorporate 80% of Florida's population.

Gross Profit

Gross profit increased 55% from $45.8 million to $71.1 million due to an increase in gross profit for all businesses compared to the same quarter last year, other than Chile, which was flat. The gross profit margin increased 4.7 percentage points to 35.5%. USA Fibre Cement gross profit increased 50% due to higher sales volume and lower unit cost of sales. The gross profit margin increased 3.0 percentage points. Asia Pacific Fibre Cement gross profit increased 63% following improvements from all businesses. Manufacturing efficiency gains, lower raw material costs and increased volumes were major factors in the improved result. The gross profit margin increased 8.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the same quarter last year from $32.5 million to $35.2 million. However, SG&A expenses were 4.3 percentage points lower as a percentage of sales at 17.6%.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects that are aimed at benefiting all fibre cement business units. These costs are expensed as 'corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs decreased 4% to $2.5 million due to reductions in project material costs and intellectual property costs. Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 6% to $1.5 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses in the quarter. Due to the introduction of a new accounting standard on 1 April 2001, which required our pulp hedge contract to be marked to market each quarter, a $2.0 million decrease in the fair value of the contract was charged during the first quarter of the previous financial year.

Operating Profit

Operating profit before restructuring and other operating expenses increased 170% from $13.3 million to $35.9 million. The operating profit margin before restructuring and other operating expenses increased 9.0 percentage points to 17.9%, compared to the same period last year. There were no charges for restructuring and other operating expenses in the quarter. In the same quarter of the previous year there was a charge of $2.0 million. As a result, operating profit increased 218% from $11.3 million to $35.9 million after including restructuring and other operating expenses. The operating profit margin after restructuring and other operating expenses increased 10.3 percentage points. USA Fibre Cement operating profit increased 60% from $24.2 million to $38.8 million due to strong sales volume growth attributed to growth in primary demand for fibre cement, increased housing construction in most key markets and a lower cost of sales resulting from improved manufacturing efficiencies and lower raw material prices. The operating profit margin increased 3.6 percentage points to 25.4%. Australia Fibre Cement operating profit increased 100% from $3.2 million to $6.4 million. In local currency the increase was 87%. The stronger operating profit performance was due to higher sales volume, cost savings through supply chain improvements and lower pulp costs. The operating profit margin increased 8.5 percentage points to 22.3%. New Zealand Fibre Cement operating profit increased 80% from $1.0 million to $1.8 million. In local currency, the increase was 60%. The increase was primarily due to higher sales revenue and lower fixed overhead and SG&A costs. The operating profit margin increased 3.0 percentage points to 14.0%. Our Philippines business recorded a small operating profit for the quarter compared to a loss in the same quarter of the previous year. The increase was due to higher margins being achieved from changes to the sales mix and lower costs. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up. General corporate costs decreased by $4.6 million to $6.5 million. This decrease was primarily due to a decrease of $2.5 million in the charge for employee share plans. In addition, a $1.3 million charge related to the corporate restructuring and a $2.0 million charge for a decrease in the fair value of the pulp hedge contract were incurred in the first quarter of 2002 and not repeated in the first quarter of 2003.

Interest Expense

Net interest expense decreased 45% to $2.9 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by $9.1 million to $10.3 million, consistent with the increase in profits.

Income from Continuing Operations

Income from continuing operations increased by $19.4 million from $3.6 million in the first quarter of the previous year to $23.0 million in this quarter.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net loss from discontinued operations of $4.5 million in the first quarter of the previous year and, primarily due to the sale of our Gypsum operations, a net profit from discontinued operations of $52.9 million in the first quarter of fiscal year 2003.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of $307.3 million as of 30 June 2002. This amount will decrease after the following have been paid: the shareholder approved capital return; the dividend; and taxes on the gain on sale of our Gypsum operations. At 30 June 2002, we also had credit facilities totalling $462.2 million of which $230.3 million was outstanding.

Our credit facilities are all non-collateralised and comprised of the following:

Description	Effective Interest Rate at 30 June 2002	Total Facility at 30 June 2002 (In millions of US$)	Principal Outstanding at 30 June 2002
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 225.0	$ 225.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2004	N/A	112.7	-
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity in April 2003	N/A	117.5	-
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2002	6.60%	7.0	5.3
Total		$ 462.2	$ 230.3

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

Cash Flow

Net operating activities produced a cash outflow of $38.2 million for the three months ended 30 June 2001 compared to a cash inflow of $35.1 million for the same period in the current year. The difference in the cash flows was due to the increase in operating profit in the current period, excluding the gain on disposal of our Gypsum business. Also contributing to the cash outflow in the three months ended June 2001 was a one-time extension of payments terms granted to a large customer whose payment was received in full in July 2001, after the close of the fiscal quarter ended 30 June 2001.

Net investing activities produced a cash outflow of $21.6 million for the three months ended 30 June 2001 compared to a cash inflow of $326.1 million in the current period. The three-month period ended 30 June 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced cash outflows of $3.8 million and $86.6 million in the three months ended 30 June 2001 and 2002, respectively. The difference in the cash flows was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our quarter ended 30 June 2002, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	76.5%	14.3%	6.4%	2.8%
Cost of goods sold	79.4%	11.6%	6.1%	2.9%
Expenses	59.6%	30.7%	6.3%	3.4%
Liabilities (excluding borrowings)	56.6%	38.4%	3.4%	1.6%

(1) Comprised of Philippine Pesos and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 June 2002, there were no such material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 June 2002, 98% of our borrowings were fixed-rate and 2% variable-rate, as compared to 68% of our borrowings at a fixed rate and 32% at a variable rate at 31 March 2002. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the three months ended 30 June 2002, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 June 2002, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 June 2002, all of our fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March							
	2002	**2003**	**2004**	**2005**	**2006**	**Thereafter**	**Total**	**Fair Value**
Fixed rate debt ...	—	—	—	$ 24.0	$ 35.0	$ 166.0	$ 225.0	$ 227.5
Weighted-average interest rate........	—	—	—	6.86%	6.92%	7.16%	7.09%	—
Variable rate debt	—	—	—	—	—	—	—	—
Weighted-average interest rate........	—	—	—	—	—	—	—	—

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his capacity as an officer of James Hardie Industries, N.V. (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

- the Report of the Company on Form 6-K dated August 15, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: August 14, 2002

Peter Macdonald
Chief Executive Officer

Phillip Morley
Chief Financial Officer

media release

15 August 2002

1st Quarter Net Operating Profit US$23.0 million

Strong Growth Momentum in Major Businesses

James Hardie today announced a net operating profit for continuing operations for the three months ended 30 June, 2002 of US$23.0 million.

The result represents a substantial improvement on the US$3.6 million profit in the same quarter last year and the US$12.9 million profit in the previous quarter.

Sales revenue increased 35%, gross profit was up 55% and EBIT more than trebled, to US$35.9 million. There were no restructuring or other operating expenses.

The substantial improvements in operating performance reflected strong growth momentum in the company's major businesses.

The USA Fibre Cement business generated a 39% increase in sales volume and a 60% increase in EBIT.

In Asia Pacific, EBIT increased 100% in Australia, 80% in New Zealand and the Philippines business recorded its second consecutive quarterly profit.

The bottom line profit, which includes results from discontinued operations, increased from a loss of US$0.9 million to a profit of US$75.9 million due to the inclusion of the profit on the sale of the Gypsum operations which was completed in April 2002.

Ist Quarter at a Glance

US$ Million	Q1 FY03	Q1 FY02	%+/-
Sales Revenue	200.2	148.6	35
Gross Profit	71.1	45.8	55
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net Operating Profit from continuing operations	23.0	3.6	539
Net Operating Profit/(Loss) including discontinued operations	75.9	(0.9)	-

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone - 61 2 8274 5377 Mobile - 0419 461 368
Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246 Mobile - 0408 164 011
Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 8274 5218
www.jameshardie.com

Commentary

James Hardie's CEO, Mr Peter Macdonald said: "The first quarter results were unambiguously positive. Strong growth, margin expansion and a substantial improvement in key performance ratios were among the highlights."

"Growth rates in our USA and Asia Pacific businesses continued to accelerate and resulted in strong returns during the quarter."

"In the USA we continued to penetrate the southern region as well as the vinyl markets of the north and increased our share of the siding, backer and trim segments across the country."

"Our Asia Pacific businesses took advantage of better trading conditions and most importantly, delivered gains that were envisaged from recent restructuring initiatives. New products also contributed to higher sales and margins," Mr Macdonald said.

USA Fibre Cement – Continued Strong Growth and Performance

Sales revenue increased 37% to US$152.5 million in the first quarter due to a 39% increase in sales volume to 340 million square feet. The increase was due to strong growth in demand for fibre cement buoyed by a robust housing sector; increased awareness of the product's attributes among builders, distributors and homeowners; and the inclusion of sales from the Cemplank operations, acquired in December 2001.

Stronger demand was evident in most markets and for most products and led to increased penetration of the siding, backer and trim market segments, and in both the southern and northern regions of the country.

The average selling price fell 2% to US$449 per thousand square feet due to the inclusion of product sales from the Cemplank operations, which have historically occurred at prices below those achieved by James Hardie.

The strong volume growth and lower cost of sales lifted EBIT 60% to US$38.8 million for the quarter. The EBIT margin for the quarter improved to 25.4%.

The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, the company announced plans to further expand the plant at Waxahachie to help meet growing demand.

Australia – Higher Sales, Volumes and EBIT

Sales revenue increased 24% to US$28.7 million for the quarter buoyed by a 17% lift in sales volume, partly offset by a slightly lower average selling price. EBIT was up 100% to US$6.4 million for the quarter due to the increase in volumes and cost savings from supply chain improvements. The EBIT margin improved to 22.3%.

New Zealand – Higher Sales, Volumes and EBIT

Sales revenue was up 42% for the quarter due to a 22% increase in sales volumes and slightly higher selling prices. The increase in revenue together with lower overhead and SG&A costs lifted EBIT 80% to US$1.8 million for the quarter. The EBIT margin rose to 14.0%.

Philippines – Stronger Domestic Demand

The business recorded another small profit at the EBIT line after recording its inaugural EBIT profit in the quarter ended 31 March 2002. Stronger domestic demand helped lift sales revenue 12% and volumes 15%.

Chile – Product Range Expanded

The business has continued to penetrate its targeted market segments following the start-up of the business in March 2001. New proprietary technology was installed at the plant during the quarter and the manufacture of textured panels and planks for the Chilean market commenced.

USA FRC Pipes – New Products Fuel Sales Growth

The business continued to penetrate the southeast market supported by the launch during the quarter of 36" drainage pipes. The expanded product range has enabled the business to bid on a larger number of construction projects in its target markets. Demand from the public construction sector remained at high levels.

Outlook

The buoyant economic conditions experienced in the first quarter are continuing.

Robust conditions are forecast to continue in the US housing market due to low mortgage rates, the low inventory level of new homes for sale and generally positive sentiment with respect to the housing market. Notwithstanding these robust conditions, the recent slide in value in US equities has given rise to some uncertainty.

However, fibre cement is continuing to grow by taking market share from competing products in the USA and this growth should continue following the recent 2% increase in housing starts which will flow through in the second quarter.

The company expects to continue to grow primary demand for fibre cement and further penetrate its key markets in the southern and northern regions of the United States supported by specific growth strategies for the repair and remodel and vinyl siding segments.

In Australia, the housing sector is expected to remain buoyant over the near term with the economy and consumer confidence remaining relatively strong. The introduction of new, differentiated products will help to increase sales and market share.

In New Zealand, new residential building activity is expected to grow strongly with housing approvals up significantly on the previous year. Revenue and profitability is expected to lift due to the increased housing activity and the growth in sales of higher margin products.

In the Philippines, building and construction activity is expected to be slower in the second quarter due to seasonal factors. Further efficiency gains and growing demand for new products such as HardiFlex Lite® should offset most of the impact of the seasonal slowdown on profitability.

In Chile, further market penetration and share growth is expected as new products are introduced and as awareness of the company's existing product range continues to grow.

The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further growth in sales and improvements in operating efficiency are expected.

The company believes the strong growth momentum evident in the first quarter will continue during the second quarter.

Ends.

Notes

1. *Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.*

2. *This media release forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Management Presentation and a Finance Report.*

Disclaimer

This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

99.4

Management's Discussion and Analysis

15 August 2002

James Hardie Industries N.V.
Results for 1st Quarter Ended 30 June 2002

USGAAP - US$ Millions	Three Months Ended 30 June		
	FY 2003	FY 2002	% Change
Net Sales			
USA Fibre Cement	$ 152.5	$ 111.2	37
Asia Pacific Fibre Cement	46.3	36.6	27
Other Fibre Cement	1.4	0.8	75
Total Net Sales	200.2	148.6	35
Net Sales	$ 200.2	$ 148.6	35
Cost of goods sold	(129.1)	(102.8)	26
Gross profit	71.1	45.8	55
SG&A	(35.2)	(32.5)	8
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net interest expense	(2.9)	(5.3)	(45)
Other income/(expense), net	0.3	(1.2)	(125)
Operating profit before tax	33.3	4.8	594
Income tax expense	(10.3)	(1.2)	-
Net Operating Profit from continuing operations	$ 23.0	$ 3.6	539
Net Operating Profit/(Loss) including discontinued operations	$75.9	$(0.9)	-
Tax rate	30.9%	25.0%	
Volume (mmsf)			
USA Fibre Cement	339.8	244.0	39
Asia Pacific Fibre Cement	87.4	74.7	17
Average sales price per unit (per msf)			
USA Fibre Cement	US$ 449	US$ 456	(2)
Asia Pacific Fibre Cement	A$ 843	A$ 852	(1)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone - 61 2 8274 5377 Mobile - 0419 461 368
Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246 Mobile - 0408 164 011
Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 35% compared to the same quarter of the previous year from US$148.6 million to US$200.2 million.

Net sales from USA Fibre Cement increased 37% from US$111.2 million to US$152.5 million due to continuing growth in sales volumes.

Net sales from Asia Pacific Fibre Cement increased 27% from US$36.6 million to US$46.3 million due to higher sales volumes.

Net sales from Other Fibre Cement increased 75% from US$0.8 million to US$1.4 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Sales revenue increased 37% from US$111.2 million to US$152.5 million.

Sales volume increased 39% from 244.0 million square feet to 339.8 million square feet.

The increase was due to the continued strong growth in demand for fibre cement as awareness of the product's attributes continues to increase among builders, distributors and homeowners, and the inclusion of sales from the Cemplank operations acquired in December 2001.

Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

A new marketing campaign, "Why Settle For Vinyl," has generated a strong, positive response from customers and sales of The Colorplus™ Collection, a new range of pre-painted products that compete directly with vinyl products, continued to help deliver growth in the northern region.

Trading conditions were also favourable with consumer confidence remaining at relatively high levels due mainly to further cuts to low mortgage rates.

There is generally a 3-6 month lag between the start of house construction and the sale of our products. New starts in the previous quarter were up 7% from the same period the year before and this helped drive the strong sales results in the first quarter of the current fiscal year.

Strong demand for Hardibacker 500™, our ½ inch backerboard using proprietary G2 technology, resulted in further market share growth in the interior cement board market. Sales of Hardibacker 500™ increased significantly compared to the same quarter of the previous year. Sales also increased markedly for Harditrim™, soffits and Heritage® panels.

The average selling price decreased 2% compared to the same quarter of the previous year from US$456 per thousand square feet to US$449 per thousand square feet. The decrease was due to the inclusion of sales from our Cemplank operations that historically have been at lower selling prices than those achieved by our company.

However, the average selling price increased US$7 compared to the fourth quarter of fiscal 2002 due to the implementation of a price increase for nearly all products in most markets and because of the increased proportion of sales of higher-priced differentiated products.

The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, we announced plans to expand the plant at Waxahachie to help meet growing demand.

Asia Pacific Fibre Cement

Sales revenue for this segment increased 27% from US$36.6 million to US$46.3 million. Sales volume increased 17% from 74.7 million square feet to 87.4 million square feet.

Australia Fibre Cement

Sales revenue increased 24% from US$23.2 million to US$28.7 million. In local currency, the increase was 15%.

The growth in sales revenue was due to a 17% increase in sales volume from 50.9 million square feet to 59.5 million square feet. This was partially offset by a 2% decrease in the average selling price of FRC Pipes.

Demand for new residential housing remained at high levels buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyers Scheme.

There is generally a 3-6 month lag between the start of house construction and the sale of our products. The strong sales results in the quarter were helped by a significant increase in new housing starts in the previous quarter, compared to the same periods of the previous year.

The robust trading conditions led to higher sales for most products in most market segments.

During the quarter, CMX™, a lightweight cladding material that emulates the look and finish of rendered masonry, was launched in NSW. CMX™ has been launched successfully in other states and customer response has continued to be very positive.

New Zealand Fibre Cement

Sales revenue increased 42% from US$9.1 million to US$12.9 million due to an increase in sales volume and higher selling prices. In local currency, sales revenue increased 27%.

Sales volume increased 22% from 8.7 million square feet to 10.6 million square feet due to an improvement in residential building activity, which led to stronger demand. Average selling prices increased 2% due to a price increase that became effective in August 2001.

Improved consumer confidence fuelled by low interest rates, high inflation in house selling prices and a stronger economy contributed to the higher level of residential building activity. Residential construction for the six months to May 2002 was up 22% compared to the same period last year.

There has been a positive response from consumers to Linea®, a new weatherboard cladding system that was launched in March 2002. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Customer feedback supports our forecasted growth targets for the product.

Philippines Fibre Cement

Sales revenue increased 12% from US$4.2 million to US$4.7 million. In local currency, sales revenue increased 10%. This was due to higher sales volumes as a result of stronger domestic demand.

Sales volume increased 15% compared to the same quarter of the previous year from 15.1 million square feet to 17.3 million square feet due to the introduction of new products and increased demand from a stronger domestic market supported by more stable economic and political conditions.

We continued to penetrate the domestic building boards market, taking further share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in ceiling and internal wall applications.

The average net selling price decreased 4% compared to the same quarter of the previous year due to the impact of competitor pricing strategies in export markets.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation began commercial production in March 2001 and has successfully captured around 20% of the market for sales of fibre cement flat sheet.

Highly competitive market conditions and aggressive pricing strategies continued during the quarter resulting in average selling prices falling compared to the same quarter of the previous year.

Sales volumes have steadily increased since the business commenced due to growing demand for EconoBoard™, which is targeted to builders of small scale homes and additions, and the DIY market, distributed through retail stores, and Duraboard™, which is targeted to larger scale builders working mainly in the social housing sector.

Demand for fibre cement in the Chilean market was relatively weak during the quarter due to reduced seasonal activity as the country moved into winter, and the negative economic impact of instability in neighbouring Latin American countries.

New proprietary technology was installed at our plant in Santiago during the quarter and we began manufacturing textured panels and planks for the Chilean market. Sales of these products will commence in the second quarter of the current year.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market and operational efficiency in manufacturing improved further during the quarter.

Sales volumes have continued to build since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. During the quarter, 36" drainage pipes were launched enabling us to compete for an increased number of construction projects in the southeastern market.

The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

The average net selling price decreased compared to the same quarter of the previous year due to competitive market conditions and our use of aggressive pricing strategies.

Progress on regulatory approvals continued. Approvals to use our product have now been received by counties that incorporate 80% of Florida's population.

Gross Profit

Gross profit increased 55% from US$45.8 million to US$71.1 million due to an increase in gross profit for all businesses compared to the same quarter last year, other than Chile, which was flat. The gross profit margin increased 4.7 percentage points to 35.5%.

USA Fibre Cement gross profit increased 50% due to higher sales volume and lower unit cost of sales. The gross profit margin increased 3.0 percentage points.

Asia Pacific Fibre Cement gross profit increased 63% following improvements from all businesses. Manufacturing efficiency gains, lower raw material costs and increased volumes were major factors in the improved result. The gross profit margin increased 8.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the same quarter last year from US$32.5 million to US$35.2 million. However, SG&A expenses were 4.3 percentage points lower as a percentage of sales at 17.6%.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects that are aimed at benefiting all fibre cement business units.

These costs are expensed as 'corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs decreased 4% to US$2.5 million due to reductions in project material costs and intellectual property costs.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 6% to US$1.5 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses in the quarter. Due to the introduction of a new accounting standard on 1 April 2001, which required our pulp hedge contract to be marked to market each quarter, a US$2.0 million decrease in the fair value of the contract was charged during the first quarter of the previous financial year.

Operating Income (EBIT)

EBIT before restructuring and other operating expenses increased 170% from US$13.3 million to US$35.9 million. The EBIT margin before restructuring and other operating expenses increased 9.0 percentage points to 17.9%, compared to the same period last year.

There were no charges for restructuring and other operating expenses in the quarter. In the same quarter of the previous year there was a charge of US$2.0 million. As a result, EBIT increased 218% from US$11.3 million to US$35.9 million after including restructuring and other operating expenses. The EBIT margin after restructuring and other operating expenses increased 10.3 percentage points.

USA Fibre Cement EBIT increased 60% from US$24.2 million to US$38.8 million due to strong sales volume growth attributed to growth in primary demand for fibre cement, increased housing construction in most key markets and a lower cost of sales resulting from improved manufacturing efficiencies and lower raw material prices. The EBIT margin increased 3.6 percentage points to 25.4%.

Australia Fibre Cement EBIT increased 100% from US$3.2 million to US$6.4 million. In local currency the increase was 87%. The stronger EBIT performance was due to higher sales volume, cost savings through supply chain improvements and lower pulp costs. The EBIT margin increased 8.5 percentage points to 22.3%.

New Zealand Fibre Cement EBIT increased 80% from US$1.0 million to US$1.8 million. In local currency, the increase was 60%. The increase was primarily due to higher sales revenue and lower fixed overhead and SG&A costs. The EBIT margin increased 3.0 percentage points to 14.0%.

Our Philippines business recorded a small EBIT profit for the quarter compared to a loss in the same quarter of the previous year. The increase was due to higher margins being achieved from changes to the sales mix and lower costs.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up.

General corporate costs decreased by US$4.6 million to US$6.5 million. This decrease was primarily due to a decrease of US$2.5 million in the charge for employee share plans. In addition, a US$1.3 million charge related to the corporate restructuring and a US$2.0 million charge for a decrease in the fair value of the pulp hedge contract were incurred in the first quarter of 2002 and not repeated in the first quarter of 2003.

Interest Expense

Net interest expense decreased 45% to US$2.9 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by US$9.1 million to US$10.3 million, consistent with the increase in profits.

Net Operating Profit

Income from continuing operations increased by US$19.4 million from US$3.6 million in the first quarter of the previous year to US$23.0 million in this quarter.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net loss from discontinued operations of US$4.5 million in the first quarter of the previous year and, primarily due to the sale of our Gypsum operations, a net profit from discontinued operations of US$52.9 million in the first quarter of fiscal year 2003.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$307.3 million as of 30 June 2002. This amount will decrease after the following have been paid: the shareholder approved capital return; the dividend; and taxes on the gain on sale of our Gypsum operations. At 30 June 2002, we also had credit facilities totalling US$462.2 million of which US$230.3 million was outstanding.

Our credit facilities are all non-collateralised and comprised of the following:

Description	Effective Interest Rate at 30 June 2002	Total Facility at 30 June 2002 (in millions of US$)	Principal Outstanding at 30 June 2002
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 225.0	$ 225.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2004	N/A	112.7	-
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity in April 2003	N/A	117.5	-
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2002	6.60%	7.0	5.3
Total		$ 462.2	$ 230.3

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

Cash Flow

Net operating activities produced a cash outflow of US$38.2 million for the three months ended 30 June 2001 compared to a cash inflow of US$35.1 million for the same period in the current year. The difference in the cash flows was due to the increase in operating profit in the current period, excluding the gain on disposal of our Gypsum business. Also contributing to the cash outflow in the three months ended June 2001 was a one-time extension of payments terms granted to a large customer whose payment was received in full in July 2001, after the close of the fiscal quarter ended 30 June 2001.

Net investing activities produced a cash outflow of US$21.6 million for the three months ended 30 June 2001 compared to a cash inflow of US$326.1 million in the current period. The three-month period ended 30 June 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced cash outflows of US$3.8 million and US$86.6 million in the three months ended 30 June 2001 and 2002, respectively. The difference in the cash flows was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002.

End.

Note
This Management's Discussion and Analysis document forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Finance Report.

FY 03 1st Quarter Results

15 August 2002

Agenda

- > Overview – Peter Macdonald, CEO
- > Financial Review – Phillip Morley, CFO
- > Operating Review – Peter Macdonald, CEO
- > Questions and Answers

Robust 1st Quarter Performance

1st Quarter

Sales Revenue *	up	35%
Gross Profit *	up	55%
EBIT *	up	218%
Net Operating Profit *	up	539%
Net Income	up	853%

* Continuing businesses only
All results are versus PCP

Strong Growth Momentum in All Regions

1st Quarter

- > USA Fibre Cement EBIT up 60%
- > Strong turnaround in Asia Pacific Fibre Cement
  - Australia EBIT up 100%
  - New Zealand EBIT up 80%
  - Philippines – small quarterly profit

James Hardie

Financial Review
Phillip Morley, CFO

James Hardie

Income Statement

US$ Million	Q1 '03	Q1 '02	% Change
Sales Revenue	200.2	148.6	35
Gross Profit	71.1	45.8	55
SG&A	(35.2)	(32.5)	8
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net Interest Expense	(2.9)	(5.3)	(45)
Other Income (Expense), Net	0.3	(1.2)	(125)
Income Tax Expense	(10.3)	(1.2)	758
Net Operating Profit	23.0	3.6	539

Continuing businesses only

James Hardie

Segment Sales

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	152.5	111.2	37
Asia Pacific Fibre Cement	46.3	36.6	27
Other Fibre Cement	1.4	0.8	75
Total	200.2	148.6	35

Continuing businesses only

James Hardie

Segment EBIT

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	38.8	24.2	60
Asia Pacific Fibre Cement	8.3	3.3	152
Other Fibre Cement	(2.2)	(2.5)	(12)
R & D	(2.5)	(2.6)	(4)
Total	42.4	22.4	89

Continuing businesses only

Corporate Costs

US$ Million	Q1 '03	Q1 '02
Restructure Costs (Corporate Restructure)	-	1.3
Ongoing Costs – Variable (Pulp Hedge, Employee Share Plan)	1.9	6.2
Corporate Costs	4.6	3.6
Total	6.5	11.1

Interest and Tax Expense

US$ Million	Q1 '03	Q1 '02	% Change
Net Interest Expense	2.9	5.3	(45)

Average net borrowings decreased following receipt of proceeds from the sale of Gypsum business in April 2002

	Q1 '03	Q1 '02	% Change
Income Tax Expense	10.3	1.2	758

EBITDA

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	43.6	27.6	58
Asia Pacific Fibre Cement	10.5	5.6	88
Other Fibre Cement	(2.2)	(2.5)	(12)
R & D	(2.5)	(2.6)	(4)
Total Segments	49.4	28.1	75
Corporate	(6.5)	(11.0)	(41)
Total	42.9	17.1	151

EBITDA = EBIT before depreciation and amortisation
Continuing businesses only

Capital Expenditure

	Capital Expenditure		Depreciation	
US$ Million	Q1 '03	Q1 '02	Q1 '03	Q1 '02
USA Fibre Cement	6.6	21.5	4.8	3.4
Asia Pacific Fibre Cement	1.0	2.0	2.2	2.3
Other Fibre Cement	1.0	2.2	-	-
Total Segments	8.6	25.7	7.0	5.7

Continuing businesses only

Key Ratios

	Q1 '03	FY '02	FY '01	FY '00
EPS *	5.1c	6.1c	7.2c	6.0c
Return on Shareholders Funds	34.6%	9.0%	14.5%	58.0%
Return on Capital Employed *	25.6%	8.3%	8.5%	14.0%
EBIT/Sales *☆	17.9%	12.4%	10.4%	12.5%
EBIT/Sales *	17.9%	7.7%	7.6%	11.7%
Gearing (Net debt / Net debt & Equity)	(17.2%)	44.7%	56.1%	48.8%
Net Interest Cover *	12.3x	2.9x	3.1x	2.9x

* Continuing businesses only
☆ Before restructuring and other operating expenses

Operating Review
Peter Macdonald, CEO

USA Fibre Cement



USA Fibre Cement

Strong 1st Quarter Result

Sales Revenue	up	37% to US$152.5 million
Sales Volume	up	39% to 339.8 mmsf
Average Prices	down	2% to US$449 per msf
EBIT	up	60% to US$38.8 million
EBIT Margin	up	3.6 pts to 25.4%

USA Fibre Cement

1st Quarter Trading Conditions

- Stronger demand in most markets and for most products
- Strong housing starts
- Low housing inventory levels
- Positive consumer sentiment to housing
- Low interest rates

USA Fibre Cement

Key Points

- Primary demand continued to grow with high category share maintained
- Increased penetration of siding, backer and trim segments
- Strong growth in both southern and northern regions
- Significant margin expansion
- Continued to ramp up newly acquired Cemplank plants and new Waxahachie Texas line
- Lower pulp costs

USA Fibre Cement


Continued Volume Growth
MMSF
1100
1000
900
800
700
600
500
400
300
200
100
0
FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 Q1 FY03
Total Volume

USA Fibre Cement –Price Improvement


US$/MSF
Average Quarterly Selling Price
470
460
450
440
430
420
410
400
390
380
FY99
FY00
FY01
FY02
Q1 FY03

USA Fibre Cement – Sound Business Model



EBIT and EBIT Margin *
EBIT/Sales
EBIT
EBIT US$M
EBIT MARGIN %
Target
45
40
35
30
25
20
15
10
5
0
30
25
20
15
10
5
0
FY99
FY00
FY01
FY02
Q1 FY03

* Excluding restructuring and other operating expenses

USA Fibre Cement – Capacity Expansion

Capacity Management

- Design capacity based on 24/7 production of standard plank at 5/16" thickness
- Some lines producing close to design capacity
- But range expanding in non-plank products
- Percentage of thicker and aligned products increasing
- Differentiated products, that are capacity hungry, now more than 30% of sales

USA Fibre Cement – Capacity Expansion

Capacity Management (cont.)

- Gap developing between design capacity and effective capacity
- Depending on mix, effective capacity will be less than design capacity
- Strategy is to develop specialised lines eg. trim, panels, backer
- Optimise production and reduce costs using specialised lines
- Ensure capacity stays ahead of demand

USA Fibre Cement – Capacity Expansion

Waxahachie Plant Expansion

- 2nd line required – capacity of 160 mmsf
- Cost US$27 million
- Purpose-built to manufacture panels
- Commissioning by mid-2003

USA Fibre Cement – Capacity Expansion

Capacity Management (cont.)


Plant Locations
Fontana, CA
Peru, IL
Waxahachie, TX
Cleburne, TX
Plant City, FL
James Hardie Plant Locations

Plant Capacity

Flat Sheet Plants	Capacity (mmsf)
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	400 *
Waxahachie, Texas	360 *
Blandon, Pennsylvania	120
Summerville, South Carolina	190
Flat Sheet Total	**2,250**
FRC Pipe Plant	
Plant City, Florida	100,000 tons

* Includes upgrades in progress of 160mmsf at Waxahachie, Texas and 200mmsf at Peru, Illinois

USA Fibre Cement

Strategy

> Aggressively grow market for fibre cement

> Grow our overall market position while defending our share in existing market segments

> Offer products with superior value to that of competitors, introducing differentiated products to reduce direct price competition

> Optimise earnings with desired rate of market penetration

USA Fibre Cement

Outlook

> Strong penetration and market share growth continuing

> Continued growth in primary demand
  - further penetration of both southern and northern regions
  - continued growth for differentiated products

> Housing market to remain healthy

> Slide in US equities creates some uncertainty

> Strong EBIT performance expected to continue

Asia Pacific Fibre Cement



Asia Pacific Fibre Cement

1st Quarter Result

Sales Revenue	up	27% to US$46.3 million
Sales Volume	up	17% to 87.4 mmsf
EBIT	up	152% to US$8.3 million
EBIT Margin	up	8.9 pts to 17.9%

Asia Pacific Fibre Cement

Strategy

- Grow primary demand for fibre cement
- Focus on supply chain efficiencies across the region
- Ongoing manufacturing improvements to further lower cost of production
- Introduce new differentiated products to increase share in existing markets and grow share in new markets
- Grow the Asian market through distribution partners

Asia Pacific Fibre Cement

Australia - Key Points

- Volumes up 17% helped by low interest rates and Government's First Home Owners Scheme
- Higher sales for most products across most markets
- Gross Profit up 55%, EBIT up 100%
- EBIT margin improved to 22.3%
- FRC Pipes continued to gain market share

Asia Pacific Fibre Cement

Australia - Outlook

- Housing sector to remain healthy over near term
- New products to be introduced
- Increased sales from new products
- Further manufacturing and supply chain efficiencies

Asia Pacific Fibre Cement

New Zealand - Key Points

- Revenue up 27% in local currency
- Sturdy demand lifted volumes 22% and prices increased
- Increased housing activity fuelled by low interest rates, high house price inflation and stronger economy
- Gross Profit up 58%, EBIT up 80%
- EBIT margin improved to 14.0%
- Relationships with key distributors strengthened by launch of new differentiated products

Asia Pacific Fibre Cement

New Zealand - Outlook

- Strong growth in residential housing activity
- Growth in sales of higher priced products
- Further manufacturing efficiencies
- Revenue and profitability improvements

Asia Pacific Fibre Cement

Philippines - Key Points

- Revenue up 12% from increased volumes
- Volume up 15% due to introduction of new products and increased domestic demand
- Continued strong demand for Hardiflex® lite, a thinner lighter sheet for ceiling applications
- Further share taken from plywood

Asia Pacific Fibre Cement

Philippines - Outlook

- Seasonal factors to slow building and construction activity in Q2
- Further manufacturing efficiency gains
- Strong demand for new products such as HardiFlex® lite
- Market penetration against plywood targeted to continue

Other Fibre Cement

Chile Fibre Cement – Key Points

> Built on our 20% share of fibre cement sheet sales
> Highly competitive market conditions
> Prices down against previous year
> Demand for fibre cement down in Q1 due to winter period and instability in neighbouring Latin American countries
> Commenced manufacturing textured panels and planks

Other Fibre Cement

Chile Fibre Cement – Outlook

> Further market penetration and share growth expected from
  - superior product
  - new products
  - growing brand awareness
  - distribution relationships
> Intense price competition to continue

Other Fibre Cement

FRC Pipes – Key Points

> Sales growth and market penetration continued
> Plant performance improved
> Product range expanded – 36" pipes launched
> Market competition intense
> Civil construction activity remained healthy
> Progress made on regulatory approvals

Other Fibre Cement

FRC Pipes – Outlook

> Further improvements to plant performance
> Continued penetration of the south eastern market as production ramps up and market awareness grows
> Intense competitive pressure to continue
> More progress with regulatory approvals

Research & Development

> Key driver of growth

> Core projects

- engineered raw materials
- product formulations
- engineering and process technologies
- lightweight and durable products for all climates

> Sustainable competitive advantage continuing to be built

Outlook

> *Trading conditions in our major markets expected to* remain relatively healthy – no sign of sharp decline in near term

> Strong growth momentum in major businesses is continuing

- USA – *strong penetration and market share growth*
- Asia Pacific – revenue growth and operating efficiency

Disclaimer

Notes

1. *Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.*
2. *This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Media Release and a Finance Report.*

Disclaimer

This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

99.6

media release

15 August 2002

James Hardie Announces Further Capacity Expansion For USA Fibre Cement

James Hardie today announced plans to spend US$27 million to build a new production line at its fibre cement plant at Waxahachie in Texas, to meet growing demand for its products.

The new line will have an annual production capacity of 160 million square feet. It will be purpose-built to manufacture fibre cement panels that are used for exterior and interior applications in new housing and for repair and remodeling.

Sales of panels are growing rapidly.

The new line should be commissioned in the first half of calendar year 2003. It will replace a small line at the plant that has an annual capacity of 60 million square feet.

Together with an existing line that was installed in 2001, the new line will bring the plant's total annual capacity to 360 million square feet.

James Hardie's CEO, Mr Peter Macdonald said the additional capacity would help the company meet growing demand and result in more effective utilization of production capacity.

"Demand continues to grow strongly and we are expanding our product range. Our first quarter results announced today included a 40% increase in sales volumes compared to the same quarter last year.

"We are expecting strong growth for exterior and interior products, for both new housing construction and repair and remodeling applications, in both the southern and northern regions of the country.

"Our proprietary, differentiated products now account for more than 30% of our sales and this is increasing.

"The rapid growth in sales of differentiated products reflects our competitive advantage and our aim is to strengthen this position further.

"The additional capacity will accommodate growth and the seasonal peaks in demand which are now quite pronounced," said Mr Macdonald.

.../More

Media/Analysts enquiries, please call
Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations
Telephone - 61 2 8274 5246 Mobile – 0408 164 011 Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 9262 4557
www.jameshardie.com

The new line at Waxahachie will be purpose-built to produce fibre cement panels for exterior and interior applications. This will allow other production lines to concentrate on the production of planks as well as thicker products.

"By dedicating this new line to the production of panel products, we will be able to achieve a lower cost of production overall," said Mr Macdonald.

James Hardie is also in the final stages of installing a second production line at its fibre cement plant at Peru in Illinois. This new line is expected to be commissioned in September 2002 and will have an annual production capacity of 200 million square feet. This will double the plant's capacity to 400 million square feet.

End.

This press release contains forward-looking statements. Words such as "will," "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project", "predict", "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

Unique Technology Driving High Growth

August 2002

99.7

James Hardie

A Brief History

> Predecessor company established 1888

> Listed on ASX 1951

> Paid a dividend every year

> Developed fibre cement 1980s – world first

> Entered USA market late 1980s

> Today…a focussed world leader in fibre cement



James Hardie

An Emerging Growth Company

> Annual turnover US$600m
> Total assets US$700m
> 20 operations in 5 Pacific Rim countries
> 2,400 employees
> Market cap US$1.6 billion (A$3 billion)
> ASX Top 50 company

Net Sales (US$ million) FY02


Other 5.2
Asia Pacific Fibre Cement 156.9
USA Fibre Cement 444.8

EBIT* (US$ million) FY02


Asia Pacific Fibre Cement 22.4
USA Fibre Cement 98.4

* Before restructuring and other operating expenses

Operational EBIT of R&D and other was a loss of US$18.2 million

James Hardie

JHX – A Transformed Company

Restructured for Fibre Cement Focus and Growth

> All non-core businesses sold 1996-2002
  - proceeds 96-02 US$800 million
  - profit over book 96-02 US$170 million

> Asbestos Foundation established 2001
  - future claims separately funded
  - no future liability – no provision required

> New corporate structure established 2001
  - higher after tax returns
  - ASX primary listing with full index weighting
  - ADR's listed on NYSE

> Fibre Cement is our business

Focussed on Fibre Cement

Attractive Investment Attributes

> Sustainable competitive advantage
> High growth targets
> Unique proprietary technology
> Strong cashflows and balance sheet
> Reduced cyclical risk
> Relentless competitive will to win



James Hardie

First to Develop Fibre Cement

James Hardie pioneered the development of fibre cement technology in the 1980s




Sand
Portland Cement
Fibre Cement
Cellulose Fibre
Water

James Hardie

Superior Product Performance

Fibre Cement is more durable than wood and engineered wood

Fibre Cement	Superior Durability	Engineered Wood
✔	Moisture Resistant	?
✔	Fire Resistant	?
✔	Weather Resistant	?
✔	Termite Proof	?
✔	Won't Warp	?
✔	Won't Crack	?
✔	Won't Rot	?
✔	Holds Paint Longer	?
✔	Won't Delaminate	?





James Hardie

Superior Product Performance



Standard vinyl siding
unreinforced lap

Fibre Cement looks and performs better than vinyl

Fibre Cement		Vinyl
✓	Fire Resistant	?
✓	Hail Resistant	?
✓	Wind Resistant	?
✓	Won't Warp	?
✓	Won't Buckle	?
✓	Colour Lasts Longer	?
✓	Strong and Rigid	?
✓	Expands/Contracts	?
✓	Withstands Impact	?
✓	Dimensional Stability	?
✓	Won't Blister	?
✓	Won't Crack	?

Many Product Applications

- External siding/soffit lining
- Internal wall/floor wet area lining
- Trim and fascia
- Ceiling lining and flooring
- External/internal wall systems
- Partitioning
- Commercial facades
- Decorative columns
- Fencing
- Drainage pipes



James Hardie

Lightweight Architectural Flexibility

- Substitute for brick, masonry, wood, vinyl and stucco
- Lightweight, flexible and versatile
- Easy to cut, nail and paint
- Low maintenance
- Choice of profiles, textures and colours
- Suits innovative building systems





James Hardie

A High Growth Investment

Sustainable Competitive Advantage

> Unique plant engineering and proprietary process technology and product formulations

> Unique differentiated products, widest range and strongest brand

> Superior capital cost efficiency – plant capital cost ½ that of competitors

> Largest, lowest cost manufacturer – plant operating cost 20-30% lower than competitors

> Only national producer in each market

> Superior economies of scale – plants 2-3 times larger than competitors

Vision and Strategy

Our Goal is Global Leadership in Fibre Cement

> Aggressively grow the market

> Secure differentiated positions by leveraging:

- technology
- products
- scale
- cost
- market position
- brand recognition

> Targets - high volume, rapid growth, largest share

> Sustain attractive margins

Research and Development

R&D is a Key Driver of Growth

> Capabilities and resources

- 120 scientists, engineers and technicians
- 30% increase in spend to US$21 million in FY03 – 3% of sales

> Core projects

- new proprietary engineered raw materials
- new proprietary product formulations
- new engineering and proprietary process technologies
- lightweight and durable products for all climates

James Hardie

USA Fibre Cement

Strong Performance


Volume Growth
(mmsf)
1000
800
600
400
200
3/90
YEAR
12/02


Sales Growth US$m
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002


Average Price US$/msf
480
460
440
420
400
1997
1998
1999
2000
2001
2002


EBIT US$m
EBIT Margin % *
120
100
80
60
40
20
0
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002

* Before restructuring and other operating expenses

Largest and Lowest Cost

James Hardie is uniquely advantaged in North America – the largest framed construction market in the world

Plant Locations


Tacoma, WA
Fontana, CA
Peru, IL
Blandon, PA
Summerville, SC
Waxahachie, TX
Plant City, FL
Cleburne, TX
James Hardie

Plant Capacity

Flat Sheet Plants	Capacity (mmsf)
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	400 *
Waxahachie, Texas	360 *
Blandon, Pennsylvania	120
Summerville, South Carolina	190
Flat Sheet Total	**2,250**
FRC Pipe Plant	
Plant City, Florida	100,000 tons

* Upgrade in progress – includes capacity being added

James Hardie

High Category Share – Low Market Share

Total Siding Market Share

1994


Fibre Cement 1%
Hardboard 13%
Brick 9%
Stucco
8%
Cedar 7%
OSB 7%
Plywood/Other
6%
Masonry 3%
Vinyl
46%

2002


Fibre Cement 13%
Hardboard
9%
Brick 8%
Stucco
7%
Cedar 5%
OSB 3%
Plywood/Other
3%
Masonry 2%
Aluminium 1%
Vinyl
49%

James Hardie

Low Shares of Large Markets

Product Category	Market Size (bsf)
New Construction	
- Siding, Fascia & Soffits	3.5
- Trim	1.3
Total New	4.8
Repair & Remodel	
- Siding, Fascia & Soffits	3.9
- Trim	1.6
Total R&R	5.4
Grand Total	**10.2 bsf**



bsf = JH standard feet in billion square feet

James Hardie

8% Market Growth - R&R Growing Faster

2002

USA Exterior Products Market
10.2 bsf


New Construction 47%
Repair & Remodel 53%

James Hardie – Sales Mix
New vs R&R


New Construction 80%
Repair & Remodel 20%

2007

USA Exterior Products Market
11.0 bsf


New Construction 45%
Repair & Remodel 55%

James Hardie – Sales Mix
New vs R&R


New Construction 70%
Repair & Remodel 30%

James Hardie

North Growing Faster

Exterior Products 2002
James Hardie North/South
Sales Mix


North
20%
South
80%



Exterior Products 2007
James Hardie North/South
Sales Mix


North
30%
South
70%



James Hardie

Overall Share Could Double in 5 Years

2002

James Hardie Share
USA Exterior Products Market
10.2 bsf


James Hardie 11%
Other 89%

2007

James Hardie Share
USA Exterior Products Market
11.0 bsf


James Hardie 20%
Other 80%

James Hardie

Backer Could Grow Even Faster

2002
USA Interior Cement Board Market
0.95bsf



James Hardie 20%
Other 80%

2007
USA Interior Cement Board Market
1.1bsf



James Hardie 40%
Other 60%





Asia Pacific Fibre Cement

Asia is a large market with significant growth potential


Manila 120 mmsf
Brisbane 180 mmsf (48.5 thousand tonnes – Pipes)
Sydney 190 mmsf
Auckland 90 mmsf

- Asia Pacific Fibre Cement = 25% of sales, 18% of EBIT
- Australia/New Zealand restructured to reduce cost and generate growth
- Regional structure in place to drive exports and market development

Sales Offices
Korea
Taiwan
Manila
Malaysia
Papua New Guinea
Brisbane
Perth
Sydney
Adelaide
Auckland
Melbourne

Asia Pacific Fibre Cement

Strong Position and Growth Potential

> High share of fibre cement sales

- Australia 70%
- New Zealand 85%
- Philippines 95%

> But fibre cement has low but growing share of building materials markets

- eg. Australia 1.5%

> And fibre cement has upside to grow against asbestos cement which still commands 88% of an 8 billion square foot market

> There is a large and as yet untapped market for fibre cement in Asia, driven by:

- progressive ban on asbestos
- trends to lightweight, lower cost construction

New Growth Horizons

Philippines and Asia

- Manufacturing plant commissioned 1999
- FY02 sales US$18.2 million
- Fibre cement as substitute for plywood
- 22% market share domestically
- Exports growing fast to Korea, Taiwan, Hong Kong
- Establishing low cost regional manufacturing hub



James Hardie

New Growth Horizons

Chile and South America

> Manufacturing plant commissioned 2001

> Low cost manufacturing, rapid market penetration

> From zero base our target is market leadership

> 20% share already achieved

> Longer term, regional business planned in South America

> Targeting US$100 – US$200 million in sales in the long term


James Hardie
James Hardie Chile

James Hardie

New Growth Horizons

Pipes

- > USA manufacturing plant commissioned 2001
- > Product advantaged vs reinforced steel concrete pipes
- > Lower cost to make and install
- > Long term targets
  - national business
  - 4-5 manufacturing plants
  - large share of US$2 billion market



New Growth Horizons

Roofing

> USA market entry planned

> Development of fibre cement roofing technology

> US roofing market 11 bsf (US siding market 10.2 bsf)

> Initial target market 1.5 bsf
  - to compete with wood shake
  - superior durability and fire performance



New Growth Horizons

Longer Term

> Worldwide trend towards lightweight, framed construction and more energy efficient materials

> Fibre cement replacing large asbestos cement (AC) market

	Current Total Market	Current AC
Asia	8.0 bsf	88%
North America	1.1 bsf	0%
South America	2.0 bsf	80%
Europe	3.0 bsf	35%
Australasia	0.3 bsf	0%

James Hardie

New Capital Management Strategy

High Growth Plus Cash Returns

> US 20 cents per share tax free return of capital
> US 5 cents per share dividend
> Total US 25 cents per share returned following approvals
> Total US 30 cents per share returned since December 01
> Future dividends projected at US 5 cents per share per annum
> Future returns of capital or share buy backs when appropriate

First Quarter Results

Strong Growth Momentum Continuing

USA Fibre Cement

> Revenue	up	37%
> Volume	up	39%
> EBIT	up	60%
> EBIT Margin		25%

Asia Pacific Fibre Cement

> Australia		
- Revenue	up	24%
- EBIT	up	100%
> New Zealand		
- Revenue	up	42%
- EBIT	up	80%

First Quarter Results

Strong Growth Momentum Continuing

Total Company

> Revenue	Up 35%
> Gross Profit	Up 55%
> EBIT	More than trebled
> Net Profit *	US$23.0 million
> EPS	5.1c
> ROSF	34.6%
> ROCE	25.6%
> EBIT/Sales	17.9%
> Gearing	(17.2%)
> Net Interest Cover	12.3x

Continuing businesses only

James Hardie

Market Forecasts

US$ Million	FY02 Actual	FY03 Broker Forecasts		
		High	Low	Mean
Sales	606.9	785.0	698.0	746.0
Growth %	12%	30%	15%	23%
EBIT	75.0 *	124.0	102.0	108.0
Growth %	33%	65%	36%	44%
EBIT Margin %	12%	16%	15%	14%
Net Profit	26.6	82.0	70.0	76.0

* Before restructuring and other operating expenses

Broker Forecasts are as at July 2002 and include forecasts by ABN Amro, CSFB, Deutsche, JPMorgan, Merrill Lynch, JBWere, UBS Warburg and Macquarie

Long Term Financial Targets

High Growth and Attractive Returns Targeted

Revenue growth	> 15% p.a.
EBIT Margins	> 15%
ROA	> 15%



Disclaimer

This presentation contains forward-looking statements. Words such as "will", "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project", "predict", "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

James Hardie Industries NV
Chamber of Commerce 34106455

Unit 04-07
Atrium
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

Telephone 31 20 301 2980
Fax 31 20 404 2544

VIA FEDERAL EXPRESS

August 15, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549-0404
Attn: Filing Desk
United States of America

COPY

Re: *James Hardie Industries N.V., Form 6-K*

Ladies and Gentlemen:

James Hardie Industries N.V. (the "Company"), hereby submits the Company's Form 6-K, dated July 19, 2002, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934. Pursuant to General Instruction C of Form 6-K, eight complete copies are filed herewith.

Please confirm receipt of this letter and the enclosed filing by stamping and returning the enclosed copy in the enclosed pre-paid Federal Express envelope.

If you have any questions, please contact me at +31 20 301 2984.

Yours faithfully,

D E Cameron

Managing Director

PS: JS
Enclosures: As referenced

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2002

JAMES HARDIE INDUSTRIES N.V.

4th Level, Atrium, Unit 04-07, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: August 15, 2002

D E Cameron
Managing Director

Exhibit Index

Exhibit No.	Description
99.1	James Hardie Industries NV ASX Report for the quarter ended 30 June 2002
99.2	Financial Report as at 30 June 2002
99.3	Announcement of 1st quarter results
99.4	Management Discussion and Analysis for 1st quarter ended 30 June 2002
99.5	Copies of slides presented at media and analysts briefings
99.6	Announcement of expansion of USA Fibre Cement capacity
99.7	Copy of a presentation entitled "Asian Roadshow - Unique technology Driving High Growth", August 2002, made in Asia in the week ended 22 August 2002

99.1

James Hardie

asx report

James Hardie Industries N.V.

ARBN 097 829 895

ASX Report

30 June 2002

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of financial performance

		Current period 30 Jun 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	Current period 30 Jun 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
1.1	Revenues from ordinary activities	200.2	148.6	363.1	289.4
1.2	Expenses from ordinary activities	(164.0)	(138.5)	(297.6)	(269.7)
1.3	Borrowing costs	(2.9)	(5.3)	(5.3)	(10.3)
1.4	Share of net profits (losses) of associates and joint venture entities	-	-	-	-
1.5	**Profit (loss) from continuing, ordinary activities before tax**	33.3	4.8	60.2	9.4
1.6	Income tax on ordinary activities	(10.3)	(1.2)	(18.7)	(2.3)
1.7a	**Profit (loss) from continuing, ordinary activities after tax**	23.0	3.6	41.5	7.1
1.7b	Profit (loss) from ordinary activities of discontinued operations after tax	52.9	(4.5)	96.0	(8.7)
1.7c	**Profit (loss) from ordinary activities after tax**	75.9	(0.9)	137.5	(1.6)
1.8a	Profit (loss) from extraordinary items after tax	-	-	-	-
1.8b	Cumulative effect of a change in accounting principle after tax	-	-	-	-
1.9	**Net profit (loss)**	75.9	(0.9)	137.5	(1.6)
1.10	Net profit (loss) attributable to outside equity interests	-	-	-	-
1.11	**Net profit (loss) for the period attributable to members**	75.9	(0.9)	137.5	(1.6)

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognized in equity	17.1	(5.5)
1.14a	Stock options exercised	1.9	-
1.14b	Stock compensation	1.0	1.3
1.14c	Employee loans	(0.1)	1.7
1.14d	Unrealised transition loss on derivative instruments classified as cash flow hedges	-	(4.9)
1.14e	Amortization of unrealised transition loss on derivative instruments	0.3	0.3
1.14f	Net unrealised gains on available-for-sale securities	-	1.2
1.15	Provisions	-	-
1.16	Total transactions and adjustments recognized directly in equity (items 1.12 to 1.15)	20.2	(5.9)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	96.1	(6.8)

Earnings per security (EPS)

1.18	Basic EPS	0.17	-
1.19	Diluted EPS	0.17	-

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of financial position

		At end of current period 30 Jun 02 US$ million	As shown in last annual report 31 Mar 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	At end of current period 30 Jun 02 A$ million	As shown in last annual report 31 Mar 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
	Current assets						
4.1	Cash	307.3	31.1	14.8	545.2	58.5	29.2
4.2	Receivables	87.8	80.3	89.3	155.8	151.0	176.2
4.3	Investments	-	-	-	-	-	-
4.4	Inventories	50.8	65.4	67.8	90.1	123.0	133.8
4.5	Tax assets	16.0	32.5	51.5	28.4	61.1	101.6
4.6a	Other - prepayments	8.2	7.2	6.7	14.5	13.5	13.2
4.6b	Other - net current assets of discontinued operations	-	21.6	12.4	-	40.6	24.5
4.7	**Total current assets**	470.1	238.1	242.5	834.0	447.7	478.5
	Non-current assets						
4.8	Receivables	5.5	5.5	11.5	9.8	10.3	22.7
4.9	Investments (equity accounted)	-	-	-	-	-	-
4.10	Other investments	6.7	6.7	7.6	11.9	12.6	15.0
4.11	Inventories	-	-	-	-	-	-
4.12	Exploration and evaluation expenditure capitalised	-	-	-	-	-	-
4.13	Development properties (mining entities)	-	-	-	-	-	-
4.14	Property, plant, equipment (net)	456.7	451.0	411.3	810.3	848.2	811.7
4.15	Intangibles (net)	3.4	3.6	3.1	6.0	6.8	6.1
4.16	Tax assets	5.3	5.5	5.5	9.4	10.3	10.9
4.17a	Other - prepaid pension	9.5	8.9	8.9	16.9	16.7	17.6
4.17b	Other - net non-current assets of discontinued operations	-	194.2	246.3	-	365.3	486.1
4.18	**Total non-current assets**	487.1	675.4	694.2	864.3	1,270.2	1,370.1
4.19	**Total assets**	957.2	913.5	936.7	1,698.3	1,717.9	1,848.6
	Current liabilities						
4.20a	Payables	60.8	59.7	59.3	107.9	112.3	117.0
4.20b	Book overdraft	8.4	-	2.9	14.9	-	5.7
4.21	Interest bearing liabilities	5.3	4.9	91.8	9.4	9.2	181.2
4.22	Tax liabilities	47.2	18.2	3.2	83.7	34.2	6.3
4.23	Provisions exc. tax liabilities	31.1	40.3	26.1	55.1	75.8	51.5
4.24	Other - net current liabilities of discontinued operations	-	-	-	-	-	-
4.25	**Total current liabilities**	152.8	123.1	183.3	271.0	231.5	361.7
	Non-current liabilities						
4.26	Payables	-	-	-	-	-	-
4.27	Interest bearing liabilities	225.0	325.0	361.8	399.2	611.3	714.0
4.28	Tax liabilities	36.0	23.0	68.9	63.9	43.3	136.0
4.29a	Provisions exc. tax liabilities	23.7	21.8	17.6	42.1	41.0	34.7
4.29b	Liability to Medical Research & Compensation Foundation	53.2	50.2	51.1	94.4	94.4	100.9
4.30	Other - net non-current liabilities - discontinued	-	-	-	-	-	-
4.31	**Total non-current liabilities**	337.9	420.0	499.4	599.6	790.0	985.6
4.32	**Total liabilities**	490.7	543.1	682.7	870.6	1,021.5	1,347.3
4.33	**Net assets**	466.5	370.4	254.0	827.7	696.4	501.3
	Equity						
4.34	Capital/contributed equity	534.4	531.5	438.3			
4.35a	Accumulated other comprehensive income (loss)	(44.1)	(61.5)	(53.1)			
4.35b	Employee loans	(4.9)	(4.8)	(6.2)			
4.36	Retained profits (Accumulated losses)	(18.9)	(94.8)	(125.0)			
4.37	**Equity attributable to members of the parent entity**	466.5	370.4	254.0			
4.38	Outside equity interests in controlled entities	-	-	-			
4.39	**Total equity**	466.5	370.4	254.0			
4.40	Preference capital included as part of 4.37	-	-	-			

JAMES HARDIE INDUSTRIES N.V.

Condensed consolidated statement of cash flows

		Current period 30 Jun 02 US$ million	Previous corresponding period 30 Jun 01 US$ million	Current period 30 Jun 02 A$ million	Previous corresponding period 30 Jun 01 A$ million
	Cash flows related to operating activities				
7.1a	Net Income	75.9	(0.9)	137.5	(1.6)
7.2a	(Gain)/Loss on disposal of subsidiaries and business	(51.3)	-	(93.1)	-
7.3a	(Gain)/Loss on disposal of investments and negotiable	-	-	-	-
7.5a	Depreciation and amortization	8.1	10.1	14.7	19.7
7.6a	Deferred income taxes	(1.4)	(2.7)	(2.5)	(5.3)
7.7a	Prepaid Pensions	(0.1)	(0.2)	(0.2)	(0.4)
7.8a	Other	1.0	2.9	1.8	5.6
	Changes in operating assets/liabilities				
7.8b	Accounts receivable, prepaids, and other current assets	(13.8)	(49.8)	(25.0)	(97.0)
7.8c	Inventories	13.2	5.6	23.9	10.9
7.8d	Accounts payable,accrued liabilities and other liabilities	3.5	(3.2)	6.3	(6.2)
7.9	**Net operating cash flows**	35.1	(38.2)	63.4	(74.3)
	Cash flows related to investing activities				
7.10	Payment for purchases of property, plant and equipment	(8.3)	(26.5)	(15.1)	(51.6)
7.11	Proceeds from sale of property, plant and equipment	-	0.1	-	0.2
7.12	Payment for purchases of equity investments and businesses	-	-	-	-
7.13	Proceeds from sale of equity investments and businesses	334.4	2.7	606.6	5.3
7.14	Loans to other entities/Sale of Investments	-	-	-	-
7.15	Loans repaid by other entities	-	2.1	-	4.1
7.16	Other (Cash transferred and costs of Medical Research Foundation)	-	-	-	-
7.17	**Net investing cash flows**	326.1	(21.6)	591.5	(42.0)
	Cash flows related to financing activities				
7.18	Proceeds from issues of securities (shares, options, etc)	1.9	-	3.4	-
7.19	Proceeds from borrowings	11.5	26.3	20.9	51.2
7.20	Repayment of borrowings	(100.0)	(9.9)	(181.4)	(19.3)
7.21	Dividends paid	-	(20.2)	-	(39.3)
7.22	Other - Repayments of capital	-	-	-	-
7.23	**Net financing cash flows**	(86.6)	(3.8)	(157.1)	(7.4)
7.24	**Net increase (decrease) in cash held**	274.6	(63.6)	497.8	(123.7)
7.25	Cash at beginning of period	31.1	75.1	58.5	153.3
7.26	Exchange rate adjustments	1.6	3.3	(11.1)	(0.4)
7.27	**Cash at end of period**	307.3	14.8	545.2	29.2

JAMES HARDIE INDUSTRIES N.V.

SEGMENT INFORMATION US$ million

	Sales		Profit/(loss) before tax and abnormals		Total Assets	
	3 mths 30.06.02	3 mths 30.06.01	3 mths 30.06.02	3 mths 30.06.01	30.06.02	31.03.02
Industry segments						
USA Fibre Cement	152.5	111.2	38.8	24.2	408.4	420.3
Asia Pacific Fibre Cement	46.3	36.6	8.3	3.3	154.6	147.6
Research & Development	-	-	(2.5)	(2.6)	-	-
Other Fibre Cement	1.4	0.6	(2.2)	(2.5)	44.7	45.5
Segments total	200.2	148.4	42.4	22.4	607.7	613.4
General Corporate	-	0.2	(6.5)	(11.1)	349.5	84.3
Interest	-	-	(2.9)	(5.3)	-	-
Other income (expense)	-	-	0.3	(1.2)	-	-
Worldwide total from continuing operations	200.2	148.6	33.3	4.8	957.2	697.7
Discontinued operations					-	215.8
Worldwide total					957.2	913.5

	Sales		Total Assets	
	3 mths 30.06.02	3 mths 30.06.01	30.06.02	31.03.02
Geographic segments				
United States	153.2	111.6	443.6	456.0
Australia	28.7	23.3	85.0	80.6
New Zealand	12.9	9.1	27.3	24.7
Other Countries	5.4	4.4	51.8	52.1
Segments total	200.2	148.4	607.7	613.4
General Corporate	-	0.2	349.5	84.3
Worldwide total from continuing operations	200.2	148.6	957.2	697.7
Discontinued operations			-	215.8
Worldwide total			957.2	913.5

Compilation of segmental information

James Hardie's operations are organised into the following four segments: (1) USA Fibre Cement, which manufactures and sells fibre cement flat sheet products in the United States; (2) Asia Pacific Fibre Cement, which manufactures and sells fibre cement products in Australia, New Zealand, the Philippines and Asian export markets; (3) Research and Development, which includes the research and development centre in Sydney, Australia; and (4) Other Fibre Cement, which includes the fibre reinforced cement pipes operations in the United States and the Chile fibre cement operations.

Research and development assets are included in the Asia Pacific Fibre Cement segment.

In the analysis of total assets all deferred taxes are included in General Corporate.

Prior year segmental information has been restated to reflect current industry segments.

JAMES HARDIE INDUSTRIES N.V.

Comments by directors

Basis of accounting preparation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHINV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie", unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHINV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The profit and loss account, assets, liabilities and statement of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1=A$):

	31 March 2002	30 June 2001	30 June 2002
Assets and liabilities	1.8808	1.9736	1.7743
Profit and loss account	n/a	1.9477	1.8139
Statement of cash flows - beginning cash	n/a	2.0408	1.8808
Statement of cash flows - ending cash	n/a	1.9736	1.7743
Statement of cash flows - current period movements	n/a	1.9477	1.8139

Other matters

On 13 March 2002, the Company announced that it had signed agreements to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April 2002 through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $30.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

Since the end of the period the Directors are not aware of any matter or circumstance not otherwise reported that has significantly or may significantly affect the operations of James Hardie, the results of those operations or the state of affairs of James Hardie in subsequent financial periods.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	US GAAP

2 This report does give a true and fair view of the matters disclosed.

3 This quarterly report is not intended to be a report prepared to satisfy the requirements of the Corporations Law 2001. A formal report has therefore not been prepared.

4 The entity has a formally constituted audit committee.

Sign here: .... Date: 15-Aug-02
(Chief Executive Officer)

Print name: PETER MACDONALD

99.2

James Hardie

financial report

James Hardie Industries N.V.

and

Subsidiaries

30 June 2002

INDEX

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	(Millions of US Dollars)		(Millions of Australian Dollars)	
	31 March 2002	30 June 2002	31 March 2002	30 June 2002
ASSETS		(Unaudited)	(Unaudited)	(Unaudited)
Current assets:				
Cash and cash equivalents	$ 31.1	$ 307.3	A$ 58.5	A$ 545.2
Accounts and notes receivable, net of allowance for doubtful accounts of $0.7 million (A$1.3 million) and $0.8 million (A$1.4 million) as of 31 March and 30 June 2002, respectively	80.3	87.8	151.0	155.8
Inventories	65.4	50.8	123.0	90.1
Refundable income taxes	9.9	-	18.6	-
Prepaid expenses and other current assets	7.2	8.2	13.5	14.5
Deferred tax assets	22.6	16.0	42.5	28.4
Net current assets - discontinued operations	21.6	-	40.6	-
Total current assets	238.1	470.1	447.7	834.0
Long-term receivables	5.5	5.5	10.3	9.8
Investments	6.7	6.7	12.6	11.9
Property, plant and equipment, net	451.0	456.7	848.2	810.3
Intangible assets, net	3.6	3.4	6.8	6.0
Prepaid pension cost	8.9	9.5	16.7	16.9
Deferred tax assets	5.5	5.3	10.3	9.4
Net non-current assets - discontinued operations	194.2	-	365.3	-
Total assets	$ 913.5	$ 957.2	A$ 1,717.9	A$ 1,698.3
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$ 59.7	$ 60.8	A$ 112.3	A$ 107.9
Book overdrafts	-	8.4	-	14.9
Short-term debt	4.9	5.3	9.2	9.4
Accrued payroll and employee benefits	25.7	16.8	48.3	29.8
Accrued product warranties	8.7	8.7	16.4	15.4
Income taxes payable	18.2	47.2	34.2	83.7
Other liabilities	5.9	5.6	11.1	9.9
Total current liabilities	123.1	152.8	231.5	271.0
Long-term debt	325.0	225.0	611.3	399.2
Deferred tax liabilities	23.0	36.0	43.3	63.9
Liability to Medical Research and Compensation Foundation	50.2	53.2	94.4	94.4
Other liabilities	21.8	23.7	41.0	42.1
Total liabilities	543.1	490.7	A$ 1,021.5	A$ 870.6
Commitments and contingencies (Note 8)	-	-	-	-
Shareholders' equity:				
Common stock, Euro dollar 0.50 par value, 2.0 billion shares authorized; 455,438,519 shares and 456,378,834 shares issued and outstanding at 31 March and 30 June 2002, respectively	205.4	205.8		
Additional paid-in capital	326.1	328.6		
Accumulated deficit	(94.8)	(18.9)		
Employee loans	(4.8)	(4.9)		
Accumulated other comprehensive loss	(61.5)	(44.1)		
Total shareholders' equity	370.4	466.5		
Total liabilities and shareholders' equity	$ 913.5	$ 957.2		

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of US Dollars, except per share data)
(Unaudited)

	Three Months Ended 30 June 2001	Three Months Ended 30 June 2002
Net sales	$ 148.6	$ 200.2
Cost of goods sold	(102.8)	(129.1)
Gross profit	45.8	71.1
Selling, general and administrative expenses	(28.3)	(31.2)
Research and development expenses	(4.2)	(4.0)
Restructuring and other operating expenses	(2.0)	-
Operating profit	11.3	35.9
Interest expense	(5.9)	(4.0)
Interest income	0.6	1.1
Other income (expense), net	(1.2)	0.3
Income from continuing operations before income taxes	4.8	33.3
Income tax expense	(1.2)	(10.3)
Income from continuing operations	3.6	23.0
Discontinued operations:		
Loss from discontinued operations, net of income tax benefit of $3.7 million for the three months ended 30 June 2001	(4.8)	-
Gain on disposal of discontinued operations, net of income tax expense of $0.1 million and $30.1 million for the three months ended 30 June 2001 and 2002, respectively	0.3	52.9
Income (loss) from discontinued operations	(4.5)	52.9
Net income (loss)	$ (0.9)	$ 75.9
Income (loss) per share - basic:		
Income from continuing operations	$ 0.01	$ 0.05
Income (loss) from discontinued operations	(0.01)	0.12
Net income per share - basic	$ -	$ 0.17
Income (loss) per share - diluted:		
Income from continuing operations	$ 0.01	$ 0.05
Income (loss) from discontinued operations	(0.01)	0.12
Net income per share - diluted	$ -	$ 0.17
Weighted average common shares outstanding (in millions):		
Basic	415.8	455.8
Diluted	415.8	458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Millions of Australian Dollars, except per share data)
(Unaudited)

	Three Months Ended 30 June			
		2001		2002
Net sales	A$	289.4	A$	363.1
Cost of goods sold		(200.2)		(234.2)
Gross profit		89.2		128.9
Selling, general and administrative expenses		(55.1)		(56.6)
Research and development expenses		(8.2)		(7.3)
Restructuring and other operating expenses		(3.9)		-
Operating profit		22.0		65.0
Interest expense		(11.5)		(7.3)
Interest income		1.2		2.0
Other income (expense), net		(2.3)		0.5
Income from continuing operations before income taxes		9.4		60.2
Income tax expense		(2.3)		(18.7)
Income from continuing operations		7.1		41.5
Discontinued operations:				
Loss from discontinued operations, net of income tax benefit of A$7.2 million for the three months ended 30 June 2001		(9.3)		-
Gain on disposal of discontinued operations, net of income tax expense of A$0.2 million and A$54.6 million for the three months ended 30 June 2001 and 2002, respectively		0.6		96.0
Income (loss) from discontinued operations		(8.7)		96.0
Net income (loss)	A$	(1.6)	A$	137.5
Income (loss) per share - basic:				
Income from continuing operations	A$	0.02	A$	0.09
Income (loss) from discontinued operations		(0.02)		0.21
Net income per share - basic	A$	-	A$	0.30
Income (loss) per share - diluted:				
Income from continuing operations	A$	0.02	A$	0.09
Income (loss) from discontinued operations		(0.02)		0.21
Net income per share - diluted	A$	-	A$	0.30
Weighted average common shares outstanding (in millions):				
Basic		415.8		455.8
Diluted		415.8		458.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of US Dollars)
(Unaudited)

	Three Months Ended 30 June 2001	Three Months Ended 30 June 2002
Cash flows from operating activities:		
Net income (loss)	$ (0.9)	$ 75.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain on disposal of subsidiaries and businesses	-	(51.3)
Depreciation and amortisation	10.1	8.1
Deferred income taxes	(2.7)	(1.4)
Prepaid pension cost	(0.2)	(0.1)
Other	2.9	1.0
Changes in operating assets and liabilities:		
Accounts receivable, prepaids and other current assets	(49.8)	(13.8)
Inventories	5.6	13.2
Accounts payable, accrued liabilities and other liabilities	(3.2)	3.5
Net cash provided by (used in) operating activities	(38.2)	35.1
Cash flows from investing activities:		
Purchases of property, plant and equipment	(26.5)	(8.3)
Proceeds from sale of property, plant and equipment	0.1	-
Disposal of subsidiaries and businesses	-	334.4
Proceeds from sale and maturity of investments	2.7	-
Loans repaid by other entities	2.1	-
Net cash provided by (used in) investing activities	(21.6)	326.1
Cash flows from financing activities:		
Proceeds from borrowings	26.3	11.5
Repayments of borrowings	(9.9)	(100.0)
Proceeds from issuance of shares	-	1.9
Dividends paid	(20.2)	-
Net cash used in financing activities	(3.8)	(86.6)
Effects of exchange rate changes on cash	3.3	1.6
Net increase (decrease) in cash and cash equivalents	(60.3)	276.2
Cash and cash equivalents at beginning of period	75.1	31.1
Cash and cash equivalents at end of period	14.8	307.3
Components of cash and cash equivalents:		
Cash at bank and on hand	4.8	14.8
Deposits	10.0	292.5
Cash and cash equivalents at end of period	$ 14.8	$ 307.3

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions of Australian Dollars)
(Unaudited)

	Three Months Ended 30 June	
	2001	2002
Cash flows from operating activities:		
Net income (loss)	A$ (1.6)	A$ 137.5
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain on disposal of subsidiaries and businesses	-	(93.1)
Depreciation and amortisation	19.7	14.7
Deferred income taxes	(5.3)	(2.5)
Prepaid pension cost	(0.4)	(0.2)
Other	5.6	1.8
Changes in operating assets and liabilities:		
Accounts receivable, prepaids and other current assets	(97.0)	(25.0)
Inventories	10.9	23.9
Accounts payable, accrued liabilities and other liabilities	(6.2)	6.3
Net cash provided by (used in) operating activities	(74.3)	63.4
Cash flows from investing activities:		
Purchases of property, plant and equipment	(51.6)	(15.1)
Proceeds from sale of property, plant and equipment	0.2	-
Disposal of subsidiaries and businesses	-	606.6
Proceeds from sale and maturity of investments	5.3	-
Loans repaid by other entities	4.1	-
Net cash provided by (used in) investing activities	(42.0)	591.5
Cash flows from financing activities:		
Proceeds from borrowings	51.2	20.9
Repayments of borrowings	(19.3)	(181.4)
Proceeds from issuance of shares	-	3.4
Dividends paid	(39.3)	-
Net cash used in financing activities	(7.4)	(157.1)
Effects of exchange rate changes on cash	(0.4)	(11.1)
Net increase (decrease) in cash and cash equivalents	(124.1)	486.7
Cash and cash equivalents at beginning of period	153.3	58.5
Cash and cash equivalents at end of period	29.2	545.2
Components of cash and cash equivalents:		
Cash at bank and on hand	9.5	26.3
Deposits	19.7	518.9
Cash and cash equivalents at end of period	A$ 29.2	A$ 545.2

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Millions of US Dollars)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Employee Loans	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2002	$ 205.4	$ 326.1	$ (94.8)	$ (4.8)	$ (61.5)	$ 370.4
Comprehensive income (loss):						
Net income	-	-	75.9	-	-	75.9
Other comprehensive income:						
Amortisation of unrealised transition loss on derivative instruments	-	-	-	-	0.3	0.3
Foreign currency translation gain	-	-	-	-	17.1	17.1
Other comprehensive income	-	-	-	-	17.4	17.4
Total comprehensive income						93.3
Stock compensation	-	1.0	-	-	-	1.0
Employee loans	-	-	-	(0.1)	-	(0.1)
Stock options exercised	0.4	1.5	-	-	-	1.9
Balances as of 30 June 2002	$ 205.8	$ 328.6	$ (18.9)	$ (4.9)	$ (44.1)	$ 466.5

The accompanying notes are an integral part of these interim consolidated condensed financial statements.

1. Background and Basis of Presentation

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries, collectively referred to as either the "Company" or "James Hardie," unless the context indicates otherwise. For the periods prior to 19 October 2001, the effective date of the 2001 Reorganisation, the consolidated financial statements represent the financial position and results of operations of JHIL and its wholly owned subsidiaries.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

The interim consolidated condensed financial statements and related notes are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of financial position as of 31 March and 30 June 2002 and the results of operations for the three months ended 30 June 2001 and 2002, and cash flows for the three months ended 30 June 2001 and 2002. These financial statements and notes are to be read in conjunction with the audited consolidated financial statements of James Hardie Industries N.V. and Subsidiaries for the three years ended 31 March 2002. The results of operations for the three months ended 30 June 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending 31 March 2003.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows (US$1 = A$):

	31 March	30 June	
	2002	2001	2002
Assets and liabilities	1.8808	n/a	1.7743
Income statement	n/a	1.9477	1.8139
Cash flows - beginning cash	n/a	2.0408	1.8808
Cash flows - ending cash	n/a	1.9736	1.7743
Cash flows - current period movements	n/a	1.9477	1.8139

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Options to purchase 0.2 million shares for the quarter ended 30 June 2001 were not included in the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would be antidilutive.

Recent Accounting Pronouncements

Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill and indefinite-lived intangible assets from an amortisation method to an impairment-only approach, is effective for fiscal years beginning after 15 December 2001. The Company is in the process of determining the impact that adoption of this Standard will have on its consolidated financial statements, if any, and will complete this assessment by 30 September 2002. As the goodwill amortisation expense from continuing businesses was immaterial for the quarter ended 30 June 2001, the Company's selling, general and administrative expenses for the current quarter ended 30 June 2002 were not affected due to the discontinuance of goodwill amortisation required by this standard.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based upon the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," this statement establishes one accounting model for long-lived assets to be disposed of by sale and addresses significant SFAS No. 121 implementation issues. The accounting model defined in SFAS No. 144 applies to all long-lived assets to be disposed of whether reported in continuing operations or in discontinued operations and requires that those long-lived assets be measured at the lower of carrying amount or fair value less costs to sell. Consequently, discontinued operations will no longer be measured at net realisable value or include amounts for operating losses that have not yet occurred. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001 and interim periods within those fiscal years. The provisions of SFAS No. 144 generally are to be applied prospectively. The adoption of this standard had no material impact on the Company's consolidated financial statements.

3. Inventories

Inventories consist of the following components (in millions of US dollars):

	31 March 2002	30 June 2002
Raw materials and supplies	$ 22.1	$ 17.7
Work-in-process	4.1	4.6
Finished goods	39.2	28.5
Contracts-in-progress less advance billings	-	-
Total inventories	$ 65.4	$ 50.8

Work-in-process includes amounts related to construction contracts. The net amount of contracts-in-progress less advance billings was determined after deducting payments and progress billings of $2.9 million and $2.4 million as of 31 March and 30 June 2002, respectively.

4. Restructuring and Other Operating Expenses and Other (Expense) Income, Net

For the three months ended 30 June 2001, the Company incurred other operating expenses of $2.0 million for the decrease in the fair market value of the derivative pulp contract.

The following table displays the activity and balances of the restructuring accrual account, which is included in other liabilities, from 1 April 2002 to 30 June 2002 (in millions of US dollars):

Type of Cost	1 April 2002 Balance	Additions	Deductions	30 June 2002 Balance
Employee terminations	$ 0.9	$ -	$ (0.1)	$ 0.8
Surplus lease space	2.1	0.1	(0.5)	1.7
Total	$ 3.0	$ 0.1	$ (0.6)	$ 2.5

Additions reflect foreign currency movements and deductions reflect cash payments.

Other income (expense), net consists of investment income (expense) of ($1.2) million and $0.3 million for the three months ended 30 June 2001 and 2002, respectively.

5. Discontinued Operations

Gypsum

On 13 March 2002, the Company announced that it had signed agreements to sell its US-based Gypsum operations to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $83.0 million represented the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million and income from operations from 1 April through 25 April 2002 of $1.6 million. The sale resulted in an income tax expense of $30.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

Windows

On 15 August 2000, the Company approved a plan to dispose of its Windows business. For the year ended 31 March 2001, the Company recorded a loss on disposal of $17.4 million, net of an income tax benefit of $0.6 million. This loss on disposal consisted of $17.2 million for a write down of assets to their expected net realisable value on disposal and transaction costs expected to be incurred on disposal. At 31 March 2001, operating losses from 15 August 2000 to the final disposal date were estimated at $0.8 million and were included in fiscal year 2001's loss on disposal for the Windows segment. During the first quarter of fiscal year 2002, the total estimated operating losses from 15 August 2000 to the final disposal date were reduced by $0.3 million.

The following are the results of operations of discontinued businesses (in millions of US dollars):

	30 June 2001	30 June 2002
Gypsum		
Net sales	54.7	-
Loss before income tax benefit	(8.5)	-
Income tax benefit	3.7	-
Net loss	(4.8)	-
Gain on disposal, net of income taxes	0.3	52.9
Income (loss) from discontinued operations	$ (4.5)	$ 52.9

6. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement flat sheet products in the United States. Asia Pacific Fibre Cement manufactures and sells fibre cement products in Australia, New Zealand and the Philippines. Research and Development is the Research and Development centre in Sydney, Australia. Other Fibre Cement includes the manufacture and sale of fibre cement products in Chile and the manufacture and sale of fibre reinforced cement pipes in the United States. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information (in millions of US dollars):

	Net Sales to Customers Three Months Ended 30 June 2001	Net Sales to Customers Three Months Ended 30 June 2002
USA Fibre Cement	$ 111.2	$ 152.5
Asia Pacific Fibre Cement	36.6	46.3
Other Fibre Cement	0.6	1.4
Segments total	148.4	200.2
General Corporate	0.2	-
Worldwide total from continuing operations	$ 148.6	$ 200.2

	Income (Loss) from Continuing Operations Three Months Ended 30 June	
	2001	2002
USA Fibre Cement	$ 24.2	$ 38.8
Asia Pacific Fibre Cement	3.3	8.3
Research and Development	(2.6)	(2.5)
Other Fibre Cement	(2.5)	(2.2)
Segments total	22.4	42.4
General Corporate	(11.1)	(6.5)
Total operating profit	11.3	35.9
Net interest expense	(5.3)	(2.9)
Other income (expense), net	(1.2)	0.3
Worldwide total from continuing operations	$ 4.8	$ 33.3

	Total Identifiable Assets	
	31 March 2002	30 June 2002
USA Fibre Cement	$ 420.3	$ 408.4
Asia Pacific Fibre Cement	147.6	154.6
Other Fibre Cement	45.5	44.7
Segments total	613.4	607.7
General Corporate	84.3	349.5
Discontinued operations	215.8	-
Worldwide total	$ 913.5	$ 957.2

Geographic Areas

	Net Sales to Customers Three Months Ended 30 June	
	2001	2002
United States	$ 111.6	$ 153.2
Australia	23.3	28.7
New Zealand	9.1	12.9
Other Countries	4.4	5.4
Segments total	148.4	200.2
General Corporate	0.2	-
Worldwide total from continuing operations	$ 148.6	$ 200.2

	Total Identifiable Assets 31 March 2002	30 June 2002
United States	$ 456.0	$ 443.6
Australia	80.6	85.0
New Zealand	24.7	27.3
Other Countries	52.1	51.8
Segments total	613.4	607.7
General Corporate	84.3	349.5
Discontinued operations	215.8	-
Worldwide total	$ 913.5	$ 957.2

7. Comprehensive Income (Loss)

The following are the components of total accumulated other comprehensive income (loss), net of related tax, which is displayed in the balance sheet (in millions of US dollars):

	31 March 2002	30 June 2002
Net unrealised gain on available-for-sale securities	$ 0.1	$ 0.1
Unrealised transition loss on derivative instruments classified as cash flow hedges	(4.9)	(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	1.1	1.4
Foreign currency losses on translation of foreign subsidiaries	(57.8)	(40.7)
Total accumulated other comprehensive loss	$ (61.5)	$ (44.1)

8. Commitments and Contingencies

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine in Las Vegas, Nevada to a developer for approximately $50.0 million. The carrying value of the mine at 30 June 2002 is $0.7 million. The sale of the mine is subject to certain conditions, including completion of planning and regulatory approvals, which may take approximately two years to obtain. The sale will be recognised when all conditions have been met.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as "we," "us," or "our," the term "NZ$" refers to New Zealand dollars and the term "PHP" refers to Philippine pesos.

This document contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties and, as a result, readers should not place undue reliance on such statements. The inclusion of these forward-looking statements should not be regarded as a representation that the objectives or plans described will be realised.

Three Months Ended 30 June 2002 Compared to Three Months Ended 30 June 2001

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 35% compared to the same quarter of the previous year from $148.6 million to $200.2 million. Net sales from USA Fibre Cement increased 37% from $111.2 million to $152.5 million due to continuing growth in sales volumes. Net sales from Asia Pacific Fibre Cement increased 27% from $36.6 million to $46.3 million due to higher sales volumes. Net sales from Other Fibre Cement increased 75% from $0.8 million to $1.4 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement Sales

Sales revenue increased 37% from $111.2 million to $152.5 million. Sales volume increased 39% from 244.0 million square feet to 339.8 million square feet. The increase was due to the continued strong growth in demand for fibre cement as awareness of the product's attributes continues to increase among builders, distributors and homeowners, and the inclusion of sales from the Cemplank operations acquired in December 2001. Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country. A new marketing campaign, "Why Settle For Vinyl," has generated a strong, positive response from customers and sales of The Colorplus™ Collection, a new range of pre-painted products that compete directly with vinyl products, continued to help deliver growth in the northern region. Trading conditions were also favourable with consumer confidence remaining at relatively high levels due mainly to further cuts to low mortgage rates. There is generally a 3-6 month lag between the start of house construction and the sale of our products. New starts in the previous quarter were up 7% from the same period the year before and this helped drive the strong sales results in the first quarter of the current fiscal year. Strong demand for Hardibacker 500™, our ½ inch backerboard using proprietary G2 technology, resulted in further market share growth in the interior cement board market. Sales of Hardibacker 500™ increased significantly compared to the same quarter of the previous year. Sales also increased markedly for Harditrim™, soffits and Heritage® panels. The average selling price decreased 2% compared to the same quarter of the previous year from $456 per thousand square feet to $449 per thousand square feet. The decrease was due to the inclusion of sales from our Cemplank operations that historically have been at lower selling prices than those achieved by our company. However, the average selling price increased $7 compared to the fourth quarter of fiscal 2002 due to the implementation of a price increase for nearly all products in most markets and because of the increased proportion of sales of higher-priced differentiated products. The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, we announced plans to expand the plant at Waxahachie to help meet growing demand.

Asia Pacific Fibre Cement Sales

Sales revenue for this segment increased 27% from $36.6 million to $46.3 million. Sales volume increased 17% from 74.7 million square feet to 87.4 million square feet.

Australia Fibre Cement Sales

Sales revenue increased 24% from $23.2 million to $28.7 million. In local currency, the increase was 15%. The growth in sales revenue was due to a 17% increase in sales volume from 50.9 million square feet to 59.5 million square feet. This was partially offset by a 2% decrease in the average selling price of FRC Pipes. Demand for new residential housing remained at high levels buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyers Scheme. There is generally a 3-6 month lag between the start of house construction and the sale of our products. The strong sales results in the quarter were helped by a significant increase in new housing starts in the previous quarter, compared to the same periods of the previous year. The robust trading conditions led to higher sales for most products in most market segments. During the quarter, CMX™, a lightweight cladding material that emulates the look and finish of rendered masonry, was launched in NSW. CMX™ has been launched successfully in other states and customer response has continued to be very positive.

New Zealand Fibre Cement Sales

Sales revenue increased 42% from $9.1 million to $12.9 million due to an increase in sales volume and higher selling prices. In local currency, sales revenue increased 27%. Sales volume increased 22% from 8.7 million square feet to 10.6 million square feet due to an improvement in residential building activity, which led to stronger demand. Average selling prices increased 2% due to a price increase that became effective in August 2001. Improved consumer confidence fuelled by low interest rates, high inflation in house selling prices and a stronger economy contributed to the higher level of residential building activity. Residential construction for the six months to May 2002 was up 22% compared to the same period last year. There has been a positive response from consumers to Linea®, a new weatherboard cladding system that was launched in March 2002. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Customer feedback supports our forecasted growth targets for the product.

Philippines Fibre Cement Sales

Sales revenue increased 12% from $4.2 million to $4.7 million. In local currency, sales revenue increased 10%. This was due to higher sales volumes as a result of stronger domestic demand. Sales volume increased 15% compared to the same quarter of the previous year from 15.1 million square feet to 17.3 million square feet due to the introduction of new products and increased demand from a stronger domestic market supported by more stable economic and political conditions. We continued to penetrate the domestic building boards market, taking further share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in ceiling and internal wall applications. The average net selling price decreased 4% compared to the same quarter of the previous year due to the impact of competitor pricing strategies in export markets.

Other Fibre Cement Sales

Chile Fibre Cement Sales

Our Chilean operation began commercial production in March 2001 and has successfully captured around 20% of the market for sales of fibre cement flat sheet. Highly competitive market conditions and aggressive pricing strategies continued during the quarter resulting in average selling prices falling compared to the same quarter of the previous year. Sales volumes have steadily increased since the business commenced due to growing demand for EconoBoard™, which is targeted to builders of small scale homes and additions, and the DIY market, distributed through retail stores, and Duraboard™, which is targeted to larger scale builders working mainly in the social housing sector. Demand for fibre cement in the Chilean market was relatively weak during the quarter due to reduced seasonal activity as the country moved into winter, and the negative economic impact of instability in neighbouring Latin American countries. New proprietary technology was installed at our plant in Santiago during the quarter and we began manufacturing textured panels and planks for the Chilean market. Sales of these products will commence in the second quarter of the current year.

USA FRC Pipes Sales

Our FRC Pipes business continued to penetrate the south-east market and operational efficiency in manufacturing improved further during the quarter. Sales volumes have continued to build since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. During the quarter, 36" drainage pipes were launched enabling us to compete for an increased number of construction projects in the southeastern market. The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction. The average net selling price decreased compared to the same quarter of the previous year due to competitive market conditions and our use of aggressive pricing strategies. Progress on regulatory approvals continued. Approvals to use our product have now been received by counties that incorporate 80% of Florida's population.

Gross Profit

Gross profit increased 55% from $45.8 million to $71.1 million due to an increase in gross profit for all businesses compared to the same quarter last year, other than Chile, which was flat. The gross profit margin increased 4.7 percentage points to 35.5%. USA Fibre Cement gross profit increased 50% due to higher sales volume and lower unit cost of sales. The gross profit margin increased 3.0 percentage points. Asia Pacific Fibre Cement gross profit increased 63% following improvements from all businesses. Manufacturing efficiency gains, lower raw material costs and increased volumes were major factors in the improved result. The gross profit margin increased 8.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the same quarter last year from $32.5 million to $35.2 million. However, SG&A expenses were 4.3 percentage points lower as a percentage of sales at 17.6%.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects that are aimed at benefiting all fibre cement business units. These costs are expensed as 'corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs decreased 4% to $2.5 million due to reductions in project material costs and intellectual property costs. Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 6% to $1.5 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses in the quarter. Due to the introduction of a new accounting standard on 1 April 2001, which required our pulp hedge contract to be marked to market each quarter, a $2.0 million decrease in the fair value of the contract was charged during the first quarter of the previous financial year.

Operating Profit

Operating profit before restructuring and other operating expenses increased 170% from $13.3 million to $35.9 million. The operating profit margin before restructuring and other operating expenses increased 9.0 percentage points to 17.9%, compared to the same period last year. There were no charges for restructuring and other operating expenses in the quarter. In the same quarter of the previous year there was a charge of $2.0 million. As a result, operating profit increased 218% from $11.3 million to $35.9 million after including restructuring and other operating expenses. The operating profit margin after restructuring and other operating expenses increased 10.3 percentage points. USA Fibre Cement operating profit increased 60% from $24.2 million to $38.8 million due to strong sales volume growth attributed to growth in primary demand for fibre cement, increased housing construction in most key markets and a lower cost of sales resulting from improved manufacturing efficiencies and lower raw material prices. The operating profit margin increased 3.6 percentage points to 25.4%. Australia Fibre Cement operating profit increased 100% from $3.2 million to $6.4 million. In local currency the increase was 87%. The stronger operating profit performance was due to higher sales volume, cost savings through supply chain improvements and lower pulp costs. The operating profit margin increased 8.5 percentage points to 22.3%. New Zealand Fibre Cement operating profit increased 80% from $1.0 million to $1.8 million. In local currency, the increase was 60%. The increase was primarily due to higher sales revenue and lower fixed overhead and SG&A costs. The operating profit margin increased 3.0 percentage points to 14.0%. Our Philippines business recorded a small operating profit for the quarter compared to a loss in the same quarter of the previous year. The increase was due to higher margins being achieved from changes to the sales mix and lower costs. Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up. General corporate costs decreased by $4.6 million to $6.5 million. This decrease was primarily due to a decrease of $2.5 million in the charge for employee share plans. In addition, a $1.3 million charge related to the corporate restructuring and a $2.0 million charge for a decrease in the fair value of the pulp hedge contract were incurred in the first quarter of 2002 and not repeated in the first quarter of 2003.

Interest Expense

Net interest expense decreased 45% to $2.9 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by $9.1 million to $10.3 million, consistent with the increase in profits.

Income from Continuing Operations

Income from continuing operations increased by $19.4 million from $3.6 million in the first quarter of the previous year to $23.0 million in this quarter.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net loss from discontinued operations of $4.5 million in the first quarter of the previous year and, primarily due to the sale of our Gypsum operations, a net profit from discontinued operations of $52.9 million in the first quarter of fiscal year 2003.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of $307.3 million as of 30 June 2002. This amount will decrease after the following have been paid: the shareholder approved capital return; the dividend; and taxes on the gain on sale of our Gypsum operations. At 30 June 2002, we also had credit facilities totalling $462.2 million of which $230.3 million was outstanding.

Our credit facilities are all non-collateralised and comprised of the following:

Description	Effective Interest Rate at 30 June 2002	Total Facility at 30 June 2002 (In millions of US$)	Principal Outstanding at 30 June 2002
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 225.0	$ 225.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2004	N/A	112.7	-
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity in April 2003	N/A	117.5	-
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2002	6.60%	7.0	5.3
Total		$ 462.2	$ 230.3

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

Cash Flow

Net operating activities produced a cash outflow of $38.2 million for the three months ended 30 June 2001 compared to a cash inflow of $35.1 million for the same period in the current year. The difference in the cash flows was due to the increase in operating profit in the current period, excluding the gain on disposal of our Gypsum business. Also contributing to the cash outflow in the three months ended June 2001 was a one-time extension of payments terms granted to a large customer whose payment was received in full in July 2001, after the close of the fiscal quarter ended 30 June 2001.

Net investing activities produced a cash outflow of $21.6 million for the three months ended 30 June 2001 compared to a cash inflow of $326.1 million in the current period. The three-month period ended 30 June 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced cash outflows of $3.8 million and $86.6 million in the three months ended 30 June 2001 and 2002, respectively. The difference in the cash flows was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our quarter ended 30 June 2002, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	76.5%	14.3%	6.4%	2.8%
Cost of goods sold	79.4%	11.6%	6.1%	2.9%
Expenses	59.6%	30.7%	6.3%	3.4%
Liabilities (excluding borrowings)	56.6%	38.4%	3.4%	1.6%

(1) Comprised of Philippine Pesos and Chilean Pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 June 2002, there were no such material contracts outstanding.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 30 June 2002, 98% of our borrowings were fixed-rate and 2% variable-rate, as compared to 68% of our borrowings at a fixed rate and 32% at a variable rate at 31 March 2002. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the three months ended 30 June 2002, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 30 June 2002, the expected maturity date of future principal repayments and related weighted average interest rates. For obligations with variable interest rates, we have used current interest rates and have not attempted to project future interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 30 June 2002, all of our fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March							
	2002	**2003**	**2004**	**2005**	**2006**	**Thereafter**	**Total**	**Fair Value**
Fixed rate debt ...	—	—	—	$ 24.0	$ 35.0	$ 166.0	$ 225.0	$ 227.5
Weighted-average interest rate........	—	—	—	6.86%	6.92%	7.16%	7.09%	—
Variable rate debt	—	—	—	—	—	—	—	—
Weighted-average interest rate........	—	—	—	—	—	—	—	—

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies, in his capacity as an officer of James Hardie Industries, N.V. (the "Company"), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

- the Report of the Company on Form 6-K dated August 15, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
- the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: August 14, 2002

Peter Macdonald
Chief Executive Officer

Phillip Morley
Chief Financial Officer

99.3

media release

15 August 2002

1st Quarter Net Operating Profit US$23.0 million

Strong Growth Momentum in Major Businesses

James Hardie today announced a net operating profit for continuing operations for the three months ended 30 June, 2002 of US$23.0 million.

The result represents a substantial improvement on the US$3.6 million profit in the same quarter last year and the US$12.9 million profit in the previous quarter.

Sales revenue increased 35%, gross profit was up 55% and EBIT more than trebled, to US$35.9 million. There were no restructuring or other operating expenses.

The substantial improvements in operating performance reflected strong growth momentum in the company's major businesses.

The USA Fibre Cement business generated a 39% increase in sales volume and a 60% increase in EBIT.

In Asia Pacific, EBIT increased 100% in Australia, 80% in New Zealand and the Philippines business recorded its second consecutive quarterly profit.

The bottom line profit, which includes results from discontinued operations, increased from a loss of US$0.9 million to a profit of US$75.9 million due to the inclusion of the profit on the sale of the Gypsum operations which was completed in April 2002.

Ist Quarter at a Glance

US$ Million	Q1 FY03	Q1 FY02	%+/-
Sales Revenue	200.2	148.6	35
Gross Profit	71.1	45.8	55
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net Operating Profit from continuing operations	23.0	3.6	539
Net Operating Profit/(Loss) including discontinued operations	75.9	(0.9)	-

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone - 61 2 8274 5377 Mobile - 0419 461 368
Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246 Mobile - 0408 164 011
Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 8274 5218
www.jameshardie.com

Commentary

James Hardie's CEO, Mr Peter Macdonald said: "The first quarter results were unambiguously positive. Strong growth, margin expansion and a substantial improvement in key performance ratios were among the highlights."

"Growth rates in our USA and Asia Pacific businesses continued to accelerate and resulted in strong returns during the quarter."

"In the USA we continued to penetrate the southern region as well as the vinyl markets of the north and increased our share of the siding, backer and trim segments across the country."

"Our Asia Pacific businesses took advantage of better trading conditions and most importantly, delivered gains that were envisaged from recent restructuring initiatives. New products also contributed to higher sales and margins," Mr Macdonald said.

USA Fibre Cement – Continued Strong Growth and Performance

Sales revenue increased 37% to US$152.5 million in the first quarter due to a 39% increase in sales volume to 340 million square feet. The increase was due to strong growth in demand for fibre cement buoyed by a robust housing sector; increased awareness of the product's attributes among builders, distributors and homeowners; and the inclusion of sales from the Cemplank operations, acquired in December 2001.

Stronger demand was evident in most markets and for most products and led to increased penetration of the siding, backer and trim market segments, and in both the southern and northern regions of the country.

The average selling price fell 2% to US$449 per thousand square feet due to the inclusion of product sales from the Cemplank operations, which have historically occurred at prices below those achieved by James Hardie.

The strong volume growth and lower cost of sales lifted EBIT 60% to US$38.8 million for the quarter. The EBIT margin for the quarter improved to 25.4%.

The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, the company announced plans to further expand the plant at Waxahachie to help meet growing demand.

Australia – Higher Sales, Volumes and EBIT

Sales revenue increased 24% to US$28.7 million for the quarter buoyed by a 17% lift in sales volume, partly offset by a slightly lower average selling price. EBIT was up 100% to US$6.4 million for the quarter due to the increase in volumes and cost savings from supply chain improvements. The EBIT margin improved to 22.3%.

New Zealand – Higher Sales, Volumes and EBIT

Sales revenue was up 42% for the quarter due to a 22% increase in sales volumes and slightly higher selling prices. The increase in revenue together with lower overhead and SG&A costs lifted EBIT 80% to US$1.8 million for the quarter. The EBIT margin rose to 14.0%.

Philippines – Stronger Domestic Demand

The business recorded another small profit at the EBIT line after recording its inaugural EBIT profit in the quarter ended 31 March 2002. Stronger domestic demand helped lift sales revenue 12% and volumes 15%.

Chile – Product Range Expanded

The business has continued to penetrate its targeted market segments following the start-up of the business in March 2001. New proprietary technology was installed at the plant during the quarter and the manufacture of textured panels and planks for the Chilean market commenced.

USA FRC Pipes – New Products Fuel Sales Growth

The business continued to penetrate the southeast market supported by the launch during the quarter of 36" drainage pipes. The expanded product range has enabled the business to bid on a larger number of construction projects in its target markets. Demand from the public construction sector remained at high levels.

Outlook

The buoyant economic conditions experienced in the first quarter are continuing.

Robust conditions are forecast to continue in the US housing market due to low mortgage rates, the low inventory level of new homes for sale and generally positive sentiment with respect to the housing market. Notwithstanding these robust conditions, the recent slide in value in US equities has given rise to some uncertainty.

However, fibre cement is continuing to grow by taking market share from competing products in the USA and this growth should continue following the recent 2% increase in housing starts which will flow through in the second quarter.

The company expects to continue to grow primary demand for fibre cement and further penetrate its key markets in the southern and northern regions of the United States supported by specific growth strategies for the repair and remodel and vinyl siding segments.

In Australia, the housing sector is expected to remain buoyant over the near term with the economy and consumer confidence remaining relatively strong. The introduction of new, differentiated products will help to increase sales and market share.

In New Zealand, new residential building activity is expected to grow strongly with housing approvals up significantly on the previous year. Revenue and profitability is expected to lift due to the increased housing activity and the growth in sales of higher margin products.

In the Philippines, building and construction activity is expected to be slower in the second quarter due to seasonal factors. Further efficiency gains and growing demand for new products such as HardiFlex Lite® should offset most of the impact of the seasonal slowdown on profitability.

In Chile, further market penetration and share growth is expected as new products are introduced and as awareness of the company's existing product range continues to grow.

The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further growth in sales and improvements in operating efficiency are expected.

The company believes the strong growth momentum evident in the first quarter will continue during the second quarter.

Ends.

Notes

1. *Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.*

2. *This media release forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Management Presentation and a Finance Report.*

Disclaimer

This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Management's Discussion and Analysis

15 August 2002

James Hardie Industries N.V.
Results for 1st Quarter Ended 30 June 2002

USGAAP - US$ Millions	Three Months Ended 30 June		
	FY 2003	FY 2002	% Change
Net Sales			
USA Fibre Cement	$ 152.5	$ 111.2	37
Asia Pacific Fibre Cement	46.3	36.6	27
Other Fibre Cement	1.4	0.8	75
Total Net Sales	200.2	148.6	35
Net Sales	$ 200.2	$ 148.6	35
Cost of goods sold	(129.1)	(102.8)	26
Gross profit	71.1	45.8	55
SG&A	(35.2)	(32.5)	8
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net interest expense	(2.9)	(5.3)	(45)
Other income/(expense), net	0.3	(1.2)	(125)
Operating profit before tax	33.3	4.8	594
Income tax expense	(10.3)	(1.2)	-
Net Operating Profit from continuing operations	$ 23.0	$ 3.6	539
Net Operating Profit/(Loss) including discontinued operations	$75.9	$(0.9)	-
Tax rate	30.9%	25.0%	
Volume (mmsf)			
USA Fibre Cement	339.8	244.0	39
Asia Pacific Fibre Cement	87.4	74.7	17
Average sales price per unit (per msf)			
USA Fibre Cement	US$ 449	US$ 456	(2)
Asia Pacific Fibre Cement	A$ 843	A$ 852	(1)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Media/Analysts enquiries, please call:
Greg Baxter, Senior Vice President Corporate Affairs: Telephone - 61 2 8274 5377 Mobile - 0419 461 368
Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246 Mobile - 0408 164 011
Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 8274 5218
www.jameshardie.com

Total Net Sales

Total net sales increased 35% compared to the same quarter of the previous year from US$148.6 million to US$200.2 million.

Net sales from USA Fibre Cement increased 37% from US$111.2 million to US$152.5 million due to continuing growth in sales volumes.

Net sales from Asia Pacific Fibre Cement increased 27% from US$36.6 million to US$46.3 million due to higher sales volumes.

Net sales from Other Fibre Cement increased 75% from US$0.8 million to US$1.4 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA Fibre Cement

Sales revenue increased 37% from US$111.2 million to US$152.5 million.

Sales volume increased 39% from 244.0 million square feet to 339.8 million square feet.

The increase was due to the continued strong growth in demand for fibre cement as awareness of the product's attributes continues to increase among builders, distributors and homeowners, and the inclusion of sales from the Cemplank operations acquired in December 2001.

Market share increased in the siding, backer and trim segments and in both the southern and northern regions of the country.

A new marketing campaign, "Why Settle For Vinyl," has generated a strong, positive response from customers and sales of The Colorplus™ Collection, a new range of pre-painted products that compete directly with vinyl products, continued to help deliver growth in the northern region.

Trading conditions were also favourable with consumer confidence remaining at relatively high levels due mainly to further cuts to low mortgage rates.

There is generally a 3-6 month lag between the start of house construction and the sale of our products. New starts in the previous quarter were up 7% from the same period the year before and this helped drive the strong sales results in the first quarter of the current fiscal year.

Strong demand for Hardibacker 500™, our ½ inch backerboard using proprietary G2 technology, resulted in further market share growth in the interior cement board market. Sales of Hardibacker 500™ increased significantly compared to the same quarter of the previous year. Sales also increased markedly for Harditrim™, soffits and Heritage® panels.

The average selling price decreased 2% compared to the same quarter of the previous year from US$456 per thousand square feet to US$449 per thousand square feet. The decrease was due to the inclusion of sales from our Cemplank operations that historically have been at lower selling prices than those achieved by our company.

However, the average selling price increased US$7 compared to the fourth quarter of fiscal 2002 due to the implementation of a price increase for nearly all products in most markets and because of the increased proportion of sales of higher-priced differentiated products.

The newly acquired Cemplank facilities in Summerville, South Carolina and Blandon, Pennsylvania, as well as the new production line at the Waxahachie, Texas plant, continued to ramp up during the quarter. Today, we announced plans to expand the plant at Waxahachie to help meet growing demand.

Asia Pacific Fibre Cement

Sales revenue for this segment increased 27% from US$36.6 million to US$46.3 million. Sales volume increased 17% from 74.7 million square feet to 87.4 million square feet.

Australia Fibre Cement

Sales revenue increased 24% from US$23.2 million to US$28.7 million. In local currency, the increase was 15%.

The growth in sales revenue was due to a 17% increase in sales volume from 50.9 million square feet to 59.5 million square feet. This was partially offset by a 2% decrease in the average selling price of FRC Pipes.

Demand for new residential housing remained at high levels buoyed by a relatively strong economy, low interest rates and the continuation of the Government's First Home Buyers Scheme.

There is generally a 3-6 month lag between the start of house construction and the sale of our products. The strong sales results in the quarter were helped by a significant increase in new housing starts in the previous quarter, compared to the same periods of the previous year.

The robust trading conditions led to higher sales for most products in most market segments.

During the quarter, CMX™, a lightweight cladding material that emulates the look and finish of rendered masonry, was launched in NSW. CMX™ has been launched successfully in other states and customer response has continued to be very positive.

New Zealand Fibre Cement

Sales revenue increased 42% from US$9.1 million to US$12.9 million due to an increase in sales volume and higher selling prices. In local currency, sales revenue increased 27%.

Sales volume increased 22% from 8.7 million square feet to 10.6 million square feet due to an improvement in residential building activity, which led to stronger demand. Average selling prices increased 2% due to a price increase that became effective in August 2001.

Improved consumer confidence fuelled by low interest rates, high inflation in house selling prices and a stronger economy contributed to the higher level of residential building activity. Residential construction for the six months to May 2002 was up 22% compared to the same period last year.

There has been a positive response from consumers to Linea®, a new weatherboard cladding system that was launched in March 2002. Linea® is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages over timber weatherboards, notably superior durability. Customer feedback supports our forecasted growth targets for the product.

Philippines Fibre Cement

Sales revenue increased 12% from US$4.2 million to US$4.7 million. In local currency, sales revenue increased 10%. This was due to higher sales volumes as a result of stronger domestic demand.

Sales volume increased 15% compared to the same quarter of the previous year from 15.1 million square feet to 17.3 million square feet due to the introduction of new products and increased demand from a stronger domestic market supported by more stable economic and political conditions.

We continued to penetrate the domestic building boards market, taking further share from the main competing material, plywood. HardiFlex® lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex® 4.5mm, used in ceiling and internal wall applications.

The average net selling price decreased 4% compared to the same quarter of the previous year due to the impact of competitor pricing strategies in export markets.

Other Fibre Cement

Chile Fibre Cement

Our Chilean operation began commercial production in March 2001 and has successfully captured around 20% of the market for sales of fibre cement flat sheet.

Highly competitive market conditions and aggressive pricing strategies continued during the quarter resulting in average selling prices falling compared to the same quarter of the previous year.

Sales volumes have steadily increased since the business commenced due to growing demand for EconoBoard™, which is targeted to builders of small scale homes and additions, and the DIY market, distributed through retail stores, and Duraboard™, which is targeted to larger scale builders working mainly in the social housing sector.

Demand for fibre cement in the Chilean market was relatively weak during the quarter due to reduced seasonal activity as the country moved into winter, and the negative economic impact of instability in neighbouring Latin American countries.

New proprietary technology was installed at our plant in Santiago during the quarter and we began manufacturing textured panels and planks for the Chilean market. Sales of these products will commence in the second quarter of the current year.

USA FRC Pipes

Our FRC Pipes business continued to penetrate the south-east market and operational efficiency in manufacturing improved further during the quarter.

Sales volumes have continued to build since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded. During the quarter, 36" drainage pipes were launched enabling us to compete for an increased number of construction projects in the southeastern market.

The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

The average net selling price decreased compared to the same quarter of the previous year due to competitive market conditions and our use of aggressive pricing strategies.

Progress on regulatory approvals continued. Approvals to use our product have now been received by counties that incorporate 80% of Florida's population.

Gross Profit

Gross profit increased 55% from US$45.8 million to US$71.1 million due to an increase in gross profit for all businesses compared to the same quarter last year, other than Chile, which was flat. The gross profit margin increased 4.7 percentage points to 35.5%.

USA Fibre Cement gross profit increased 50% due to higher sales volume and lower unit cost of sales. The gross profit margin increased 3.0 percentage points.

Asia Pacific Fibre Cement gross profit increased 63% following improvements from all businesses. Manufacturing efficiency gains, lower raw material costs and increased volumes were major factors in the improved result. The gross profit margin increased 8.5 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the same quarter last year from US$32.5 million to US$35.2 million. However, SG&A expenses were 4.3 percentage points lower as a percentage of sales at 17.6%.

Research and Development

SG&A expenses include research and development costs. Research and development includes costs associated with 'core' research projects that are aimed at benefiting all fibre cement business units.

These costs are expensed as 'corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs decreased 4% to US$2.5 million due to reductions in project material costs and intellectual property costs.

Costs associated with development projects by individual business units are included in the business unit segment results. In total, these costs decreased 6% to US$1.5 million reflecting the completion of a number of projects now being commercialised by the business units.

Restructuring and Other Operating Expenses

There were no charges for restructuring and other operating expenses in the quarter. Due to the introduction of a new accounting standard on 1 April 2001, which required our pulp hedge contract to be marked to market each quarter, a US$2.0 million decrease in the fair value of the contract was charged during the first quarter of the previous financial year.

Operating Income (EBIT)

EBIT before restructuring and other operating expenses increased 170% from US$13.3 million to US$35.9 million. The EBIT margin before restructuring and other operating expenses increased 9.0 percentage points to 17.9%, compared to the same period last year.

There were no charges for restructuring and other operating expenses in the quarter. In the same quarter of the previous year there was a charge of US$2.0 million. As a result, EBIT increased 218% from US$11.3 million to US$35.9 million after including restructuring and other operating expenses. The EBIT margin after restructuring and other operating expenses increased 10.3 percentage points.

USA Fibre Cement EBIT increased 60% from US$24.2 million to US$38.8 million due to strong sales volume growth attributed to growth in primary demand for fibre cement, increased housing construction in most key markets and a lower cost of sales resulting from improved manufacturing efficiencies and lower raw material prices. The EBIT margin increased 3.6 percentage points to 25.4%.

Australia Fibre Cement EBIT increased 100% from US$3.2 million to US$6.4 million. In local currency the increase was 87%. The stronger EBIT performance was due to higher sales volume, cost savings through supply chain improvements and lower pulp costs. The EBIT margin increased 8.5 percentage points to 22.3%.

New Zealand Fibre Cement EBIT increased 80% from US$1.0 million to US$1.8 million. In local currency, the increase was 60%. The increase was primarily due to higher sales revenue and lower fixed overhead and SG&A costs. The EBIT margin increased 3.0 percentage points to 14.0%.

Our Philippines business recorded a small EBIT profit for the quarter compared to a loss in the same quarter of the previous year. The increase was due to higher margins being achieved from changes to the sales mix and lower costs.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up.

General corporate costs decreased by US$4.6 million to US$6.5 million. This decrease was primarily due to a decrease of US$2.5 million in the charge for employee share plans. In addition, a US$1.3 million charge related to the corporate restructuring and a US$2.0 million charge for a decrease in the fair value of the pulp hedge contract were incurred in the first quarter of 2002 and not repeated in the first quarter of 2003.

Interest Expense

Net interest expense decreased 45% to US$2.9 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

Income Tax Expense

Income tax expense increased by US$9.1 million to US$10.3 million, consistent with the increase in profits.

Net Operating Profit

Income from continuing operations increased by US$19.4 million from US$3.6 million in the first quarter of the previous year to US$23.0 million in this quarter.

Discontinued Operations

In fiscal year 2002, we successfully completed the transformation of our company into a purely fibre cement business when we sold our Windows business and signed a definitive agreement to sell our US-based Gypsum operations. We completed the sale of our Gypsum operations on 25 April 2002. We recorded a net loss from discontinued operations of US$4.5 million in the first quarter of the previous year and, primarily due to the sale of our Gypsum operations, a net profit from discontinued operations of US$52.9 million in the first quarter of fiscal year 2003.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$307.3 million as of 30 June 2002. This amount will decrease after the following have been paid: the shareholder approved capital return; the dividend; and taxes on the gain on sale of our Gypsum operations. At 30 June 2002, we also had credit facilities totalling US$462.2 million of which US$230.3 million was outstanding.

Our credit facilities are all non-collateralised and comprised of the following:

Description	Effective Interest Rate at 30 June 2002	Total Facility at 30 June 2002 (in millions of US$)	Principal Outstanding at 30 June 2002
US$ notes, fixed interest, repayable annually in varying tranches from 2004 through 2013	7.09%	$ 225.0	$ 225.0
A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2004	N/A	112.7	-
US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, until maturity in April 2003	N/A	117.5	-
US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin, maturity December 2002	6.60%	7.0	5.3
Total		$ 462.2	$ 230.3

As a result of the completion of the sale of our Gypsum business on 25 April 2002, we were not technically in compliance as of that date with certain pre-approval covenants of our US$ non-collateralised note agreements. We are currently in discussions with the note holders with respect to either the waiver or the renegotiation of such covenants.

Cash Flow

Net operating activities produced a cash outflow of US$38.2 million for the three months ended 30 June 2001 compared to a cash inflow of US$35.1 million for the same period in the current year. The difference in the cash flows was due to the increase in operating profit in the current period, excluding the gain on disposal of our Gypsum business. Also contributing to the cash outflow in the three months ended June 2001 was a one-time extension of payments terms granted to a large customer whose payment was received in full in July 2001, after the close of the fiscal quarter ended 30 June 2001.

Net investing activities produced a cash outflow of US$21.6 million for the three months ended 30 June 2001 compared to a cash inflow of US$326.1 million in the current period. The three-month period ended 30 June 2002 reflects proceeds received from the sale of our Gypsum business and lower capital expenditures compared to the same period in the prior year.

Net financing produced cash outflows of US$3.8 million and US$86.6 million in the three months ended 30 June 2001 and 2002, respectively. The difference in the cash flows was mainly due to repayment of borrowings from proceeds received from the sale of our Gypsum business in April 2002.

End.

Note

This Management's Discussion and Analysis document forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Finance Report.

James Hardie

FY 03 1st Quarter Results

15 August 2002

James Hardie

Agenda

> **Overview – Peter Macdonald, CEO**
> **Financial Review – Phillip Morley, CFO**
> **Operating Review – Peter Macdonald, CEO**
> **Questions and Answers**

James Hardie

Robust 1st Quarter Performance

1st Quarter

Sales Revenue *	up	35%
Gross Profit *	up	55%
EBIT *	up	218%
Net Operating Profit *	up	539%
Net Income	up	853%

* Continuing businesses only
All results are versus PCP

James Hardie

Strong Growth Momentum in All Regions

1st Quarter

> USA Fibre Cement EBIT up 60%
> Strong turnaround in Asia Pacific Fibre Cement
- Australia EBIT up 100%
- New Zealand EBIT up 80%
- Philippines – small quarterly profit

Financial Review

Phillip Morley, CFO

Income Statement

US$ Million	Q1 '03	Q1 '02	% Change
Sales Revenue	200.2	148.6	35
Gross Profit	71.1	45.8	55
SG&A	(35.2)	(32.5)	8
EBIT before restructuring and other operating expenses	35.9	13.3	170
Restructuring and other operating expenses	-	(2.0)	(100)
EBIT	35.9	11.3	218
Net Interest Expense	(2.9)	(5.3)	(45)
Other Income (Expense), Net	0.3	(1.2)	(125)
Income Tax Expense	(10.3)	(1.2)	758
Net Operating Profit	23.0	3.6	539

Continuing businesses only

Segment Sales

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	152.5	111.2	37
Asia Pacific Fibre Cement	46.3	36.6	27
Other Fibre Cement	1.4	0.8	75
Total	200.2	148.6	35

Continuing businesses only

Segment EBIT

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	38.8	24.2	60
Asia Pacific Fibre Cement	8.3	3.3	152
Other Fibre Cement	(2.2)	(2.5)	(12)
R & D	(2.5)	(2.6)	(4)
Total	42.4	22.4	89

Continuing businesses only

Corporate Costs

US$ Million	Q1 '03	Q1 '02
Restructure Costs (Corporate Restructure)	-	1.3
Ongoing Costs – Variable (Pulp Hedge, Employee Share Plan)	1.9	6.2
Corporate Costs	4.6	3.6
Total	6.5	11.1

Interest and Tax Expense

US$ Million	Q1 '03	Q1 '02	% Change
Net Interest Expense	2.9	5.3	(45)

Average net borrowings decreased following receipt of proceeds from the sale of Gypsum business in April 2002

	Q1 '03	Q1 '02	% Change
Income Tax Expense	10.3	1.2	758

EBITDA

US$ Million	Q1 '03	Q1 '02	% Change
USA Fibre Cement	43.6	27.6	58
Asia Pacific Fibre Cement	10.5	5.6	88
Other Fibre Cement	(2.2)	(2.5)	(12)
R & D	(2.5)	(2.6)	(4)
Total Segments	49.4	28.1	75
Corporate	(6.5)	(11.0)	(41)
Total	42.9	17.1	151

EBITDA = EBIT before depreciation and amortisation
Continuing businesses only

Capital Expenditure

	Capital Expenditure		Depreciation	
US$ Million	Q1 '03	Q1 '02	Q1 '03	Q1 '02
USA Fibre Cement	6.6	21.5	4.8	3.4
Asia Pacific Fibre Cement	1.0	2.0	2.2	2.3
Other Fibre Cement	1.0	2.2	-	-
Total Segments	8.6	25.7	7.0	5.7

Continuing businesses only

Key Ratios

	Q1 '03	FY '02	FY '01	FY '00
EPS *	5.1c	6.1c	7.2c	6.0c
Return on Shareholders Funds	34.6%	9.0%	14.5%	58.0%
Return on Capital Employed *	25.6%	8.3%	8.5%	14.0%
EBIT/Sales *•	17.9%	12.4%	10.4%	12.5%
EBIT/Sales *	17.9%	7.7%	7.6%	11.7%
Gearing $\frac{\text{Net debt}}{\text{Net debt \& Equity}}$	(17.2%)	44.7%	56.1%	48.8%
Net Interest Cover *	12.3x	2.9x	3.1x	2.9x

* Continuing businesses only
• Before restructuring and other operating expenses

Operating Review
Peter Macdonald, CEO

USA Fibre Cement



USA Fibre Cement

Strong 1st Quarter Result

Sales Revenue	up	37% to US$152.5 million
Sales Volume	up	39% to 339.8 mmsf
Average Prices	down	2% to US$449 per msf
EBIT	up	60% to US$38.8 million
EBIT Margin	up	3.6 pts to 25.4%

USA Fibre Cement

1st Quarter Trading Conditions

> Stronger demand in most markets and for most products
> Strong housing starts
> Low housing inventory levels
> Positive consumer sentiment to housing
> Low interest rates

17

USA Fibre Cement

Key Points

> Primary demand continued to grow with high category share maintained
> Increased penetration of siding, backer and trim segments
> Strong growth in both southern and northern regions
> *Significant margin expansion*
> Continued to ramp up newly acquired Cemplank plants and new Waxahachie Texas line
> Lower pulp costs

18

USA Fibre Cement


Continued Volume Growth
MMSF
1100
1000
900
800
700
600
500
400
300
200
100
0
FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 Q1 FY03
Total Volume

19

USA Fibre Cement –Price Improvement


US$/MSF
Average Quarterly Selling Price
470
460
450
440
430
420
410
400
390
380
FY99
FY00
FY01
FY02
Q1 FY03

20

USA Fibre Cement – Sound Business Model

EBIT and EBIT Margin *


EBIT/Sales
EBIT
Target
EBIT US$M
EBIT MARGIN %
FY01
FY02
Q1
FY03

* Excluding restructuring and other operating expenses

USA Fibre Cement – Capacity Expansion

Capacity Management

> Design capacity based on 24/7 production of standard plank at 5/16" thickness
> Some lines producing close to design capacity
> But range expanding in non-plank products
> Percentage of thicker and aligned products increasing
> Differentiated products, that are capacity hungry, now more than 30% of sales

USA Fibre Cement – Capacity Expansion

Capacity Management (cont.)

> Gap developing between design capacity and effective capacity
> Depending on mix, effective capacity will be less than design capacity
> Strategy is to develop specialised lines eg. trim, panels, backer
> Optimise production and reduce costs using specialised lines
> Ensure capacity stays ahead of demand

USA Fibre Cement – Capacity Expansion

Waxahachie Plant Expansion

> 2nd line required – capacity of 160 mmsf
> Cost US$27 million
> Purpose-built to manufacture panels
> Commissioning by mid-2003

USA Fibre Cement – Capacity Expansion

Capacity Management (cont.)

Plant Locations


Tacoma, WA
Peru, IL
Blandon, PA
Fontana, CA
Summerville, SC
Waxahachie, TX
Plant City, FL
Cleburne, TX
James Hardie Plant Locations

Plant Capacity

Flat Sheet Plants	Capacity (mmsf)
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	400 *
Waxahachie, Texas	360 *
Blandon, Pennsylvania	120
Summerville, South Carolina	190
Flat Sheet Total	**2,250**
FRC Pipe Plant	
Plant City, Florida	100,000 tons

* Includes upgrades in progress of 160mmsf at Waxahachie, Texas and 200mmsf at Peru, Illinois

USA Fibre Cement

Strategy

> Aggressively grow market for fibre cement

> Grow our overall market position while defending our share in existing market segments

> Offer products with superior value to that of competitors, introducing differentiated products to reduce direct price competition

> Optimise earnings with desired rate of market penetration

USA Fibre Cement

Outlook

> Strong penetration and market share growth continuing

> Continued growth in primary demand
  - further penetration of both southern and northern regions
  - continued growth for differentiated products

> Housing market to remain healthy

> Slide in US equities creates some uncertainty

> Strong EBIT performance expected to continue

Asia Pacific Fibre Cement



Asia Pacific Fibre Cement

1st Quarter Result

Sales Revenue	up	27% to US$46.3 million
Sales Volume	up	17% to 87.4 mmsf
EBIT	up	152% to US$8.3 million
EBIT Margin	up	8.9 pts to 17.9%

Asia Pacific Fibre Cement

Strategy

> Grow primary demand for fibre cement
> Focus on supply chain efficiencies across the region
> Ongoing manufacturing improvements to further lower cost of production
> Introduce new differentiated products to increase share in existing markets and grow share in new markets
> Grow the Asian market through distribution partners

Asia Pacific Fibre Cement

Australia - Key Points

> Volumes up 17% helped by low interest rates and Government's First Home Owners Scheme
> Higher sales for most products across most markets
> Gross Profit up 55%, EBIT up 100%
> EBIT margin improved to 22.3%
> FRC Pipes continued to gain market share

Asia Pacific Fibre Cement

Australia - Outlook

> Housing sector to remain healthy over near term
> New products to be introduced
> Increased sales from new products
> Further manufacturing and supply chain efficiencies

Asia Pacific Fibre Cement

New Zealand - Key Points

- Revenue up 27% in local currency
- Sturdy demand lifted volumes 22% and prices increased
- Increased housing activity fuelled by low interest rates, high house price inflation and stronger economy
- Gross Profit up 58%, EBIT up 80%
- EBIT margin improved to 14.0%
- Relationships with key distributors strengthened by launch of new differentiated products

Asia Pacific Fibre Cement

New Zealand - Outlook

- Strong growth in residential housing activity
- Growth in sales of higher priced products
- Further manufacturing efficiencies
- Revenue and profitability improvements

Asia Pacific Fibre Cement

Philippines - Key Points

- Revenue up 12% from increased volumes
- Volume up 15% due to introduction of new products and increased domestic demand
- Continued strong demand for Hardiflex® lite, a thinner lighter sheet for ceiling applications
- Further share taken from plywood

Asia Pacific Fibre Cement

Philippines - Outlook

- Seasonal factors to slow building and construction activity in Q2
- Further manufacturing efficiency gains
- Strong demand for new products such as HardiFlex® lite
- Market penetration against plywood targeted to continue

Chile Fibre Cement – Key Points

- Built on our 20% share of fibre cement sheet sales
- Highly competitive market conditions
- Prices down against previous year
- Demand for fibre cement down in Q1 due to winter period and instability in neighbouring Latin American countries
- Commenced manufacturing textured panels and planks

Chile Fibre Cement – Outlook

- Further market penetration and share growth expected from
  - superior product
  - new products
  - growing brand awareness
  - distribution relationships
- Intense price competition to continue

FRC Pipes – Key Points

- Sales growth and market penetration continued
- Plant performance improved
- Product range expanded – 36" pipes launched
- Market competition intense
- Civil construction activity remained healthy
- Progress made on regulatory approvals

FRC Pipes – Outlook

- Further improvements to plant performance
- Continued penetration of the south eastern market as production ramps up and market awareness grows
- Intense competitive pressure to continue
- More progress with regulatory approvals

Research & Development

- Key driver of growth
- Core projects
  - engineered raw materials
  - product formulations
  - engineering and process technologies
  - lightweight and durable products for all climates
- Sustainable competitive advantage continuing to be built

Outlook

- Trading conditions in our major markets expected to remain relatively healthy – no sign of sharp decline in near term
- Strong growth momentum in major businesses is continuing
  - USA – strong penetration and market share growth
  - Asia Pacific – revenue growth and operating efficiency

Disclaimer

Notes

1. *Unless otherwise stated, results are for continuing operations only and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.*
2. *This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Discussion and Analysis (MD&A), a Media Release and a Finance Report.*

Disclaimer

This press release contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

media release

15 August 2002

James Hardie Announces Further Capacity Expansion For USA Fibre Cement

James Hardie today announced plans to spend US$27 million to build a new production line at its fibre cement plant at Waxahachie in Texas, to meet growing demand for its products.

The new line will have an annual production capacity of 160 million square feet. It will be purpose-built to manufacture fibre cement panels that are used for exterior and interior applications in new housing and for repair and remodeling.

Sales of panels are growing rapidly.

The new line should be commissioned in the first half of calendar year 2003. It will replace a small line at the plant that has an annual capacity of 60 million square feet.

Together with an existing line that was installed in 2001, the new line will bring the plant's total annual capacity to 360 million square feet.

James Hardie's CEO, Mr Peter Macdonald said the additional capacity would help the company meet growing demand and result in more effective utilization of production capacity.

"Demand continues to grow strongly and we are expanding our product range. Our first quarter results announced today included a 40% increase in sales volumes compared to the same quarter last year.

"We are expecting strong growth for exterior and interior products, for both new housing construction and repair and remodeling applications, in both the southern and northern regions of the country.

"Our proprietary, differentiated products now account for more than 30% of our sales and this is increasing.

"The rapid growth in sales of differentiated products reflects our competitive advantage and our aim is to strengthen this position further.

"The additional capacity will accommodate growth and the seasonal peaks in demand which are now quite pronounced," said Mr Macdonald.

.../More

Media/Analysts enquiries, please call
Greg Baxter, Senior Vice President Corporate Affairs
Telephone - 61 2 9290 5377 Mobile - 0419 461 368 Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations
Telephone - 61 2 8274 5246 Mobile – 0408 164 011 Email - steve.ashe@jameshardie.com.au
Facsimile - 61 2 9262 4557
www.jameshardie.com

The new line at Waxahachie will be purpose-built to produce fibre cement panels for exterior and interior applications. This will allow other production lines to concentrate on the production of planks as well as thicker products.

"By dedicating this new line to the production of panel products, we will be able to achieve a lower cost of production overall," said Mr Macdonald.

James Hardie is also in the final stages of installing a second production line at its fibre cement plant at Peru in Illinois. This new line is expected to be commissioned in September 2002 and will have an annual production capacity of 200 million square feet. This will double the plant's capacity to 400 million square feet.

End.

This press release contains forward-looking statements. Words such as "will," "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project", "predict", "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie

Unique Technology Driving High Growth

August 2002

99.7

James Hardie

A Brief History

- > Predecessor company established 1888
- > Listed on ASX 1951
- > Paid a dividend every year
- > Developed fibre cement 1980s – world first
- > Entered USA market late 1980s
- > Today…a focussed world leader in fibre cement



James Hardie

James Hardie

An Emerging Growth Company

> Annual turnover US$600m

> Total assets US$700m

> 20 operations in 5 Pacific Rim countries

> 2,400 employees

> Market cap US$1.6 billion (A$3 billion)

> ASX Top 50 company

Net Sales (US$ million) FY02



Other 5.2
Asia Pacific Fibre Cement 156.9
USA Fibre Cement 444.8

EBIT* (US$ million) FY02



Asia Pacific Fibre Cement 22.4
USA Fibre Cement 98.4

Operational EBIT of R&D and other was a loss of US$18.2 million

* Before restructuring and other operating expenses

James Hardie

JHX – A Transformed Company

Restructured for Fibre Cement Focus and Growth

> All non-core businesses sold 1996-2002
  - proceeds 96-02 US$800 million
  - profit over book 96-02 US$170 million

> Asbestos Foundation established 2001
  - future claims separately funded
  - no future liability – no provision required

> New corporate structure established 2001
  - higher after tax returns
  - ASX primary listing with full index weighting
  - ADR's listed on NYSE

> Fibre Cement is our business

James Hardie

Focussed on Fibre Cement

Attractive Investment Attributes

> Sustainable competitive advantage
> High growth targets
> Unique proprietary technology
> Strong cashflows and balance sheet
> Reduced cyclical risk
> Relentless competitive will to win



James Hardie

First to Develop Fibre Cement

James Hardie pioneered the development of fibre cement technology in the 1980s




Sand
Portland Cement
Fibre Cement
Cellulose Fibre
Water

James Hardie

Superior Product Performance

Fibre Cement is more durable than wood and engineered wood



Fibre Cement	Superior Durability	Engineered Wood
✔	Moisture Resistant	?
✔	Fire Resistant	?
✔	Weather Resistant	?
✔	Termite Proof	?
✔	Won't Warp	?
✔	Won't Crack	?
✔	Won't Rot	?
✔	Holds Paint Longer	?
✔	Won't Delaminate	?



James Hardie

Superior Product Performance




Standard vinyl siding
unreinforced lap



Fibre Cement looks and performs better than vinyl

Fibre Cement		Vinyl
✓	Fire Resistant	?
✓	Hail Resistant	?
✓	Wind Resistant	?
✓	Won't Warp	?
✓	Won't Buckle	?
✓	Colour Lasts Longer	?
✓	Strong and Rigid	?
✓	Expands/Contracts	?
✓	Withstands Impact	?
✓	Dimensional Stability	?
✓	Won't Blister	?
✓	Won't Crack	?

James Hardie

Many Product Applications

- External siding/soffit lining
- Internal wall/floor wet area lining
- Trim and fascia
- Ceiling lining and flooring
- External/internal wall systems
- Partitioning
- Commercial facades
- Decorative columns
- Fencing
- Drainage pipes



James Hardie

Lightweight Architectural Flexibility



- Substitute for brick, masonry, wood, vinyl and stucco
- Lightweight, flexible and versatile
- Easy to cut, nail and paint
- Low maintenance
- Choice of profiles, textures and colours
- Suits innovative building systems



A High Growth Investment

Sustainable Competitive Advantage

> Unique plant engineering and proprietary process technology and product formulations

> Unique differentiated products, widest range and strongest brand

> Superior capital cost efficiency – plant capital cost ½ that of competitors

> Largest, lowest cost manufacturer – plant operating cost 20-30% lower than competitors

> Only national producer in each market

> Superior economies of scale – plants 2-3 times larger than competitors

James Hardie

Vision and Strategy

Our Goal is Global Leadership in Fibre Cement

> Aggressively grow the market
> Secure differentiated positions by leveraging:
  - technology
  - products
  - scale
  - cost
  - market position
  - brand recognition
> Targets - high volume, rapid growth, largest share
> Sustain attractive margins

James Hardie

Research and Development

R&D is a Key Driver of Growth

> Capabilities and resources
  - 120 scientists, engineers and technicians
  - 30% increase in spend to US$21 million in FY03 – 3% of sales

> Core projects
  - new proprietary engineered raw materials
  - new proprietary product formulations
  - new engineering and proprietary process technologies
  - lightweight and durable products for all climates

James Hardie

USA Fibre Cement

Strong Performance


Volume Growth
(mmsf)
1000
800
600
400
200
3/90
YEAR
12/02


Sales Growth US$m
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002


Average Price US$/msf
480
460
440
420
400
1997
1998
1999
2000
2001
2002


EBIT US$m
EBIT Margin % *
120
100
80
60
40
20
0
25
20
15
10
5
0
1997
1998
1999
2000
2001
2002

* Before restructuring and other operating expenses

James Hardie

Largest and Lowest Cost

James Hardie is uniquely advantaged in North America – the largest framed construction market in the world

Plant Locations



Tacoma, WA
Fontana, CA
Peru, IL
Blandon, PA
Summerville, SC
Waxahachie, TX
Plant City, FL
Cleburne, TX
James Hardie

Plant Capacity

Flat Sheet Plants	Capacity (mmsf)
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	400 *
Waxahachie, Texas	360 *
Blandon, Pennsylvania	120
Summerville, South Carolina	190
Flat Sheet Total	**2,250**
FRC Pipe Plant	
Plant City, Florida	100,000 tons

* Upgrade in progress – includes capacity being added

James Hardie

High Category Share – Low Market Share

Total Siding Market Share

1994



Fibre Cement 1%
Hardboard 13%
Brick 9%
Stucco 8%
Cedar 7%
OSB 7%
Plywood/Other 6%
Masonry 3%
Vinyl 46%

2002



Fibre Cement 13%
Hardboard 9%
Brick 8%
Stucco 7%
Cedar 5%
OSB 3%
Plywood/Other 3%
Masonry 2%
Aluminium 1%
Vinyl 49%

James Hardie

Low Shares of Large Markets

Product Category	Market Size (bsf)
New Construction	
- Siding, Fascia & Soffits	3.5
- Trim	1.3
Total New	4.8
Repair & Remodel	
- Siding, Fascia & Soffits	3.9
- Trim	1.6
Total R&R	5.4
Grand Total	**10.2 bsf**



bsf = JH standard feet in billion square feet

James Hardie

8% Market Growth - R&R Growing Faster

2002

USA Exterior Products Market
10.2 bsf


New Construction 47%
Repair & Remodel 53%

James Hardie – Sales Mix
New vs R&R


New Construction 80%
Repair & Remodel 20%

2007

USA Exterior Products Market
11.0 bsf


New Construction 45%
Repair & Remodel 55%

James Hardie – Sales Mix
New vs R&R


New Construction 70%
Repair & Remodel 30%

James Hardie

North Growing Faster

Exterior Products 2002
James Hardie North/South
Sales Mix


North
20%
South
80%



Exterior Products 2007
James Hardie North/South
Sales Mix


North
30%
South
70%



James Hardie

Overall Share Could Double in 5 Years

2002

James Hardie Share
USA Exterior Products Market
10.2 bsf


James Hardie
11%
Other
89%

2007

James Hardie Share
USA Exterior Products Market
11.0 bsf


James Hardie
20%
Other
80%

Backer Could Grow Even Faster

2002
USA Interior Cement Board Market
0.95bsf


James Hardie 20%
Other 80%



2007
USA Interior Cement Board Market
1.1bsf


James Hardie 40%
Other 60%



James Hardie

Asia Pacific Fibre Cement

Asia is a large market with significant growth potential



Manila 120 mmsf
Brisbane 180 mmsf (48.5 thousand tonnes – Pipes)
Sydney 190 mmsf
Auckland 90 mmsf

- Asia Pacific Fibre Cement = 25% of sales, 18% of EBIT
- Australia/New Zealand restructured to reduce cost and generate growth
- Regional structure in place to drive exports and market development

Sales Offices
Korea
Taiwan
Manila
Malaysia
Papua New Guinea
Brisbane
Perth
Sydney
Adelaide
Auckland
Melbourne

Asia Pacific Fibre Cement

Strong Position and Growth Potential

> High share of fibre cement sales

- Australia 70%
- New Zealand 85%
- Philippines 95%

> But fibre cement has low but growing share of building materials markets

- eg. Australia 1.5%

> And fibre cement has upside to grow against asbestos cement which still commands 88% of an 8 billion square foot market

> There is a large and as yet untapped market for fibre cement in Asia, driven by:

- progressive ban on asbestos
- trends to lightweight, lower cost construction

James Hardie

New Growth Horizons

Philippines and Asia

> Manufacturing plant commissioned 1999

> FY02 sales US$18.2 million

> Fibre cement as substitute for plywood

> 22% market share domestically

> Exports growing fast to Korea, Taiwan, Hong Kong

> Establishing low cost regional manufacturing hub



New Growth Horizons

Chile and South America

> Manufacturing plant commissioned 2001

> Low cost manufacturing, rapid market penetration

> From zero base our target is market leadership

> 20% share already achieved

> Longer term, regional business planned in South America

> Targeting US$100 – US$200 million in sales in the long term


James Hardie Chile

New Growth Horizons

Pipes

> USA manufacturing plant commissioned 2001

> Product advantaged vs reinforced steel concrete pipes

> Lower cost to make and install

> Long term targets

- national business
- 4-5 manufacturing plants
- large share of US$2 billion market



New Growth Horizons

Roofing

- > USA market entry planned
- > Development of fibre cement roofing technology
- > US roofing market 11 bsf (US siding market 10.2 bsf)
- > Initial target market 1.5 bsf
  - to compete with wood shake
  - superior durability and fire performance



New Growth Horizons

Longer Term

- > Worldwide trend towards lightweight, framed construction and more energy efficient materials
- > Fibre cement replacing large asbestos cement (AC) market

	Current Total Market	Current AC
Asia	8.0 bsf	88%
North America	1.1 bsf	0%
South America	2.0 bsf	80%
Europe	3.0 bsf	35%
Australasia	0.3 bsf	0%

James Hardie

New Capital Management Strategy

High Growth Plus Cash Returns

> US 20 cents per share tax free return of capital

> US 5 cents per share dividend

> Total US 25 cents per share returned following approvals

> Total US 30 cents per share returned since December 01

> Future dividends projected at US 5 cents per share per annum

> Future returns of capital or share buy backs when appropriate

James Hardie

First Quarter Results

Strong Growth Momentum Continuing

USA Fibre Cement

- > Revenue up 37%
- > Volume up 39%
- > EBIT up 60%
- > EBIT Margin 25%

Asia Pacific Fibre Cement

- > Australia
  - Revenue up 24%
  - EBIT up 100%
- > New Zealand
  - Revenue up 42%
  - EBIT up 80%

Strong Growth Momentum Continuing

Total Company

> Revenue	Up 35%
> Gross Profit	Up 55%
> EBIT	More than trebled
> Net Profit *	US$23.0 million
> EPS	5.1c
> ROSF	34.6%
> ROCE	25.6%
> EBIT/Sales	17.9%
> Gearing	(17.2%)
> Net Interest Cover	12.3x

Continuing businesses only

James Hardie

Market Forecasts

US$ Million	FY02 Actual	FY03 Broker Forecasts		
		High	Low	Mean
Sales	606.9	785.0	698.0	746.0
Growth %	12%	30%	15%	23%
EBIT	75.0 *	124.0	102.0	108.0
Growth %	33%	65%	36%	44%
EBIT Margin %	12%	16%	15%	14%
Net Profit	26.6	82.0	70.0	76.0

* Before restructuring and other operating expenses

Broker Forecasts are as at July 2002 and include forecasts by ABN Amro, CSFB, Deutsche, JPMorgan, Merrill Lynch, JBWere, UBS Warburg and Macquarie

James Hardie

Long Term Financial Targets

High Growth and Attractive Returns Targeted

Revenue growth	**> 15% p.a.**
EBIT Margins	**> 15%**
ROA	**> 15%**



James Hardie

Disclaimer

This presentation contains forward-looking statements. Words such as "will", "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project", "predict", "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.